FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: April 17, 2007	/s/ Donat Madilo Donat Madilo Treasurer

CONSENT OF QUALIFIED PERSON

TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

RE:	Annual information form of Banro Corporation dated March 30, 2007 (the "AIF")

AND RE:	Technical report dated March 30, 2007 entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo" (the "Technical Report")

I, Michael B. Skead, hereby consent to:

1.	the public filing of the Technical Report;

2.	the incorporation by reference of the Technical Report into the AIF; and

3.	the inclusion of any extracts or information from, or a summary of, the Technical Report in the AIF.

I also confirm that I have read the AIF and that the AIF fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the AIF.

DATED the 30th day of March, 2007.

(signed) "Michael B. Skead"

Michael B. Skead

Vice President, Exploration

Banro Corporation

THIRD NI 43-101 TECHNICAL REPORT,

LUGUSHWA PROJECT,

SOUTH KIVU PROVINCE,

DEMOCRATIC REPUBLIC OF THE CONGO.

Michael B. Skead, P. Geo.

Vice President, Exploration

Banro Corporation

March 30, 2007

Banro Corporation - Lugushwa Mining sarl

TABLE OF CONTENTS

1.0	SUMMARY	1

2.0	INTRODUCTION	4
	2.1 Reliance on Other Experts	5

3.0	PROPERTY DESCRIPTION AND LOCATION	5
	3.1 Mineral Tenure	5
	3.2 Environmental Liabilities	6

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	6

5.0	HISTORY	7
	5.1 History of the Project	8
	5.2 Historical Production	9
	5.3 Historical Exploration	10
	5.3.1 Exploration Database	11
	5.3.2 Landsat Imagery	12
	5.4 G20-21 Lugushwa Deposit	13
	5.5 D18-19 Lugushwa Deposit	15
	5.6 G7 Mapale Deposit	16
	5.7 D1 Simali “Filon de Luxe” Deposit	18
	5.8 Previous Mineral Resource and Mineral Reserve Estimates	20

6.0	GEOLOGICAL SETTING	20
	6.1 Regional Geology	20
	6.2 Metallogenic Setting	21
	6.3 Structure	23
	6.4 Local Geology	23

7.0	DEPOSIT TYPES	24

8.0	MINERALIZATION	26
	8.1 D18-19 Lugushwa Deposit	26
	8.2 G20-21 Lugushwa Deposit	27
	8.3 G7 Mapale Deposit	28
	8.4 D1 Simali “Filon de Luxe” Deposit	30
	8.5 Carriere A Deposit	31
	8.6 Geological Controls	32

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9.0	EXPLORATION	33
	9.1 Gridding and Soil Sampling	34

10.0	DRILLING	35
	10.1 Mineralization and Results	37

11.0	SAMPLING METHOD AND APPROACH	45
	11.1 Soil Samples	45
	11.2 Trench and Adit Samples	45
	11.3 Drill Core Samples	46

12.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	46
	12.1 Statement	46
	12.2 Sample Preparation and Analysis	47
	12.3 Quality Control Procedures	49
	12.4 Assessment of Quality Control Data	49
	12.4.1 Standard Samples	49
	12.4.2 Inter-Laboratory Check Assays	51
	12.4.3 Duplicate Coarse Split	52
	12.4.4 Blank Samples	53
	12.4.5 Analytical Laboratory Quality Control	53

13.0	DATA VERIFICATION	54

14.0	ADJACENT PROPERTIES	55

15.0	MINERAL PROCESSING AND METALLURGICAL TESTING	55

16.0	MINERAL RESOURCE ESTIMATE	55

17.0	Other Relevant Data and Information	61

18.0	INTERPRETATION AND CONCLUSIONS	64

19.0	RECOMMENDATIONS	66

20.0	BUDGET	68

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21.0	REFERENCES	69

22.0	ACKNOWLEDGEMENTS	70

23.0	DATE AND SIGNATURE PAGE	71

24.0	CERTIFICATE OF QUALIFIED PERSON	72

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LIST OF FIGURES

Figure 1: African Locality Plan	74
Figure 2: Location within the Democratic Republic of Congo	75
Figure 3: Structural Setting of the Kibara Belt in Central Africa	76
Figure 4: Exploitation Permit Locations	77
Figure 5: Plan of Lugushwa Property	78
Figure 6: Satellite Image of the Lugushwa Property Showing Physiography and Vegetation	79
Figure 7: Landsat Image of the Lugushwa Property	80
Figure 8: Interpreted Geology G20–21 Lugushwa Deposit, Lugushwa Property	81
Figure 9: Interpreted Geology D18-19 Lugushwa Deposit, Lugushwa Property	82
Figure 10: Interpreted Geology G7 Mapale Deposit, Lugushwa Property	83
Figure 11: Interpreted Geology D1 Simali Deposit, Lugushwa Property	84
Figure 12: Plan of the D18 and G20 Deposits Showing Mineralization Associated with the Axis of a Plunging Anticline	85
Figure 13: Schematic Cross-Sections through the G20 and D18 Deposits, with Mineralization on the Eastern Limb of the NNE-Plunging Anticline	86
Figure 14: Lugushwa Project Schematic Longitudinal Section through the D18 and G20 Deposits	87
Figure 15: Schematic Representation of Mineralization at the Carriere A Deposit, Lugushwa Property	88
Figure 16: Summary of Soil Geochemical Coverage and Occurrence of Gold Anomalies, Lugushwa Property	89
Figure 17: Locations of Diamond Drill Holes Completed during 2006 on the Lugushwa Property	90
Figure 18: Inter-Laboratory Checks – (Au<1.0 g/t) July 2006	91
Figure 19: Inter-Laboratory Checks – (Au>1.0 g/t) July 2006	91
Figure 20: Inter-Laboratory Checks – (Au<1.0 g/t) Nov. 2006	92
Figure 21: Inter-Laboratory Checks – (Au>1.0 g/t) Nov. 2006	92
Figure 22: Comparison of Coarse Duplicate Assays	93
Figure 23: Performance Chart of Control Blanks	93

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LIST OF TABLES

Table 1: Structural events of the Kibara belt (adapted from Pohl, 1994)	23
Table 2: Summary of exploration completed at Lugushwa, Jan 2005-Dec 2006	34
Table 3: Summary of all diamond drill holes completed during 2006 on the Lugushwa Project	36
Table 4: Summary of all significant diamond drill intersections on the Lugushwa Project	38
Table 5: Drill Core Sampling Analytical Statistics	46
Table 6: Statistics of Results of Standard Reference Sample Submissions	50
Table 7: Inter-Laboratory Comparison – SGS v. Genalysis; July 2006	51
Table 8: Inter-Laboratory Comparison – SGS v. Genalysis; November 2006	52
Table 9: Descriptive Statistics of Coarse Split Sample Pairs	53
Table 10: Independent Samples from Lugushwa (SRK review, 2005)	58
Table 11: Lugushwa Inferred Mineral Resource Summary	61
Table 12: Lugushwa Project Budget – 2007	68

LIST OF APPENDICES

Appendix I: Control Charts for Standard Samples	94

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1.0	SUMMARY

Through its wholly-owned subsidiary, Lugushwa Mining SARL, Banro Corporation ("Banro") is carrying out a gold exploration programme on the Lugushwa Project in the Democratic Republic of the Congo (the "DRC"). The Lugushwa Project consists of three exploitation permits covering an area of 641 km2, and is located approximately 150 km southwest of the town of Bukavu in South Kivu Province in the east of the DRC. Lugushwa Mining SARL has a 100% interest in the said permits.

The Lugushwa area was explored and exploited for alluvial gold between 1957 and 1963. However, from 1963 to the outbreak of political unrest in 1996/7, primary gold mineralization was the main exploration and mining target. Production records are incomplete, but at least 457,000 ounces of alluvial gold were produced, with a further 10,000 ounces from primary sources.

In 1996, Banro acquired control of the Lugushwa Project together with a large library of historical data relating to the Lugushwa Project. Consolidation, computerisation and interpretation of this data were carried out for Banro by CME & Company during 1997 and 1998. Steffen, Robertson and Kirtsen (UK) Ltd. ("SRK") completed a detailed geological review in 1999, and carried out a follow-up visit in 2004, on the basis of which the following Inferred Mineral Resource (using a 1.0 g/t Au cut-off grade) was outlined in four historical deposits: 37 million tonnes at an average grade of 2.3 g/t Au for 2.735 million ounces of gold.

Banro commenced an exploration programme in Lugushwa in January 2005, comprising geological mapping, soil geochemistry, trenching, adit mapping and surveying. This work has provided a clearer understanding of the mineralization style and controls. In addition, significant extensions to the known deposits have been identified by soil geochemistry and tested by trenching. This work was concentrated in the vicinity of the known deposits, within an area representing approximately 6% of the total property area. Historical data and current artisanal mining activity elsewhere in the property indicate good potential for locating additional mineralization through the continuation of systematic exploration.

In January 2006, Banro commenced a diamond drilling programme, targeting the known mineralised occurrences and the extensions identified through mapping, geochemistry and trenching. Fifty-four boreholes totalling 8,322 metres have been drilled to date.

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The mineralization at Lugushwa is interpreted to be associated with the Sn-W bearing granites that have intruded the metasediments of the Proterozoic Kibara belt. This class of intrusion-related gold deposits has been identified in several parts of the world, and individual deposits have the potential for hosting large, multi-million ounce resources. At Lugushwa, the mineralization takes the form of (a) cross-cutting auriferous quartz vein sets in several orientations, with disseminated, sulphide-associated mineralization in the surrounding rock, and (b) discrete, locally high grade quartz veins.

The mineralization controls are interpreted to be:

•	Lithological, with less competent and more chemically reactive metapelite units interbedded with quartzites and siltstones.
•

Folding, which has (a) caused more abundant and complex fracturing and bedding-parallel dilation in the axial zones of the folds, and (b) focussed fluids in the low pressure zones in the fold closures.

•	Shearing, which may have formed channel-ways for the mineralising fluids.

Mineralization appears to be most intense where interbedded metapelites and siltstones occur in the hinges of northerly-plunging folds, due to (a) migration of hydrothermal fluids into the low-pressure zones, (b) a higher density of host structures for quartz vein emplacement, and (c) more intense fluid-wall rock interaction and subsequent disseminated style mineralization. This setting is more conducive for the formation of bulk-mineable deposits. Outside these areas, particularly in the quartzite-dominated parts of the succession, the mineralizing fluids tend to form more isolated and discrete veins, with less opportunity for wall-rock interaction and disseminated mineralization.

The field exploration work undertaken by Banro from January 2005 to date at Lugushwa is compliant with National Instrument 43-101 ("NI 43-101"). The mineral resource estimate for Lugushwa conforms to the reporting standards of NI 43-101.

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It is recommended that the exploration programme at Lugushwa during 2007 should focus on the following:

•	Further diamond drilling to upgrade Inferred Resources to the Indicated category.
•	Initiation of a scoping study to provide preliminary indications of the economic viability of the deposits.
•	Completion of sufficient drilling to enable the estimation of Inferred Resources in the new zones of mineralization, recently identified through soil geochemistry, trenching and preliminary drilling.
•	Continuation of regional exploration elsewhere on the Lugushwa Project, through the use of remote sensing, stream sediment sampling and soil geochemistry.
•

Acquisition of airborne geophysical data (magnetics and radiometrics) for the whole of the Lugushwa Project. Airborne electromagnetics may also prove to be a valuable exploration tool, and an orientation survey over the area of known mineralization is planned for the first half of 2007.

•	A preliminary assessment of the potential for alluvial gold on the Lugushwa Project, in the light of the abundant artisanal activity and historical sampling data.

The budget for the Lugushwa Project for 2007 is US$5,221,227. A total of US$1,500,000 has been assigned to drilling which accounts for approximately 29% of the total budget. The actual expenditures incurred at Lugushwa during 2007 will be dependent on the exploration results achieved during 2007.

Banro Corporation - Lugushwa Mining sarl

2.0	INTRODUCTION

The Lugushwa Project is a gold exploration project in the Democratic Republic of the Congo (the "DRC"), comprising a number of targets, including artisanal workings and targets recently outlined by geochemical soil sampling and mapping.

Lugushwa Mining SARL is a wholly-owned subsidiary of Banro Corporation ("Banro"). Banro, when it acquired control of the Lugushwa Project in 1996, also acquired control of a large library of historical exploration data pertaining to the Lugushwa Project. Consolidation, computerisation, and interpretation of this data by CME & Company during 1997 and 1998 confirmed four historical deposits hosting significant gold mineralization: D1 Simali “Filon de Luxe”, G7 Mapale, D18-19 Lugushwa, and G20-21 Lugushwa. SRK carried out a detailed geological review of the historical data in January 1999 and conducted a follow-up site visit in November 2004, on the basis of which the following Inferred Mineral Resource estimate (using a 1.0 g/t Au cut-off grade) was outlined: 37 million tonnes at an average grade of 2.3 g/t Au for 2.735 million ounces of gold.

During 2005 and 2006, Banro undertook extensive geological mapping, rock sampling, soil sampling, trenching, surveying and adit re-sampling, in order to further assess areas of known mineralization, establish the presence of strike extensions, and locate new exploration targets. Diamond drilling commenced in January 2006 with the objectives of elevating the current Inferred Resources to the Indicated status, and adding to the Inferred Resource base by investigating the extensions and new targets identified during 2005. However, the drilling showed that the mineralization at Lugushwa is more complex than expected, and the programme therefore focussed on the acquisition of structural and lithological data, rather than drilling for resource estimation. The mineralization controls are now better understood, and it is planned that drilling for resource estimation will be carried out during 2007.

This technical report has been prepared by Banro pursuant to the requirements of NI 43-101 in connection with the filing by Banro of its annual information form relating to fiscal 2006. This report is intended to conform to Form 43-101F1. The “qualified person” (as such term is defined in NI 43-101) responsible for supervising the preparation of this report is Michael B. Skead, P. Geo., Vice President, Exploration of Banro. Mr. Skead has managed the exploration programme at Lugushwa since January 2005, has visited the Lugushwa Project regularly and has reviewed all exploration data and interpretations on at least a monthly basis.

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2.1	Reliance on Other Experts

Not applicable.

3.0	PROPERTY DESCRIPTION AND LOCATION

The Lugushwa Project is located in the South Kivu Province in the east of the DRC (Figures 1, 2 & 3), approximately 150 kilometres southwest of the town of Bukavu (Figure 2). The Lugushwa Project covers an area of 641 km2.

3.1	Mineral Tenure

The Lugushwa Project comprises three exploitation permits as shown in Figure 4. Banro’s wholly-owned subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits. Banro’s rights are in accordance with the revised Mining Convention and expire in March 2027 (subject to extension under the new Mining Code). In addition, the Mining Convention provides for a ten-year tax holiday, exemption from customs duties, exemption from royalty payments and the ability to run a US$-based business.

The original property boundaries were re-defined to conform to the DRC’s new Mining Code, but cover the same areas as held previously.

The location of historical and known workings such as D18-19, G20-21, Mapale and Simali relative to exploitation permit PE 38 boundaries is shown in Figures 4 and 5.

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3.2	Environmental Liabilities

Potentially significant environmental issues in the area have been caused by past mining operations and current artisanal activities. Artisanal miners use the local streams to wash alluvial gravels and crushed ore, and use mercury in some cases to extract the gold. In November 2005, Banro commissioned an independent group, Congo Environmental and Mining Consulting, to undertake an independent environmental baseline survey of the activities of the artisans and the impact of past mining activities at Lugushwa and Banro’s other projects, Twangiza, Namoya and Kamituga. The objectives of the survey were as follows:

•	To establish current environmental issues and allow the definition of environmental liabilities associated with any new mining operation.
•	To meet the objectives spelt out in the Mining Convention.

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Road access to the Lugushwa Project is currently impossible due to the destruction of bridges and the general lack of road maintenance. Currently, the only access to Lugushwa is by air. There is a 400 m-long dirt airstrip, suitable for aircraft with short-take-off-and-landing capabilities.

The Lugushwa District is composed of fairly mountainous topography with elevations between 600 and 1,300 metres above sea level (masl) (Figure 6). The region is cut by deep valleys and covered by extensive tropical vegetation. The drainage system in the area is complex with numerous tributaries running into five main rivers, the Lugushwa, the Mapale, the Lugono, the Kilunga and the Simali. The broad flood plain of the Lugushwa River, where the majority of large-scale alluvial activity has taken place, lies to the north of the main Lugushwa settlement.

The climate is tropical to sub-tropical with an average annual rainfall that exceeds 1,500 mm, the wettest period being from September to December. Short violent thunderstorms are very frequent in the rainy season and generally occur in the afternoon. Average temperatures are generally greater than 25 °C.

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The village of Lugushwa is the main settlement in the Project, situated approximately at the centre of the exploration and mining activities in the area. The village is perched on a series of small hills to the southeast of the main Lugushwa valley. The current population of the village is not known. A schematic plan of the location of the roads and the main deposits is given in Figure 5. The historical infrastructure of the area appears to have been completely destroyed by the passage of civil war in 1996, although a few of SOMINKI’s buildings remain relatively intact (SOMINKI is a previous title holder of the Lugushwa Project). Access within the property is largely limited to footpaths, as many of the bridges are now impassable to vehicles. Many of the roads have deteriorated from neglect and locally-cut drainage channels have destroyed others. Banro continues to carrying out basic repairs to improve access to the current areas of interest.

Adequate supplies are currently unavailable in Lugushwa and all consumables, equipment and goods for fieldwork need to be transported in. There is no national electricity supply at Lugushwa, and generators and solar panels are used in the exploration field camps. Water for the camps is available from streams, and is boiled and filtered for drinking. A large labour force is present, and includes semi-skilled workers, tradesmen and prospectors formerly employed by SOMINKI. Health infrastructure is very limited, comprising a few poorly equipped and maintained village clinics.

5.0	HISTORY

In January 1996, Banro’s wholly-owned subsidiary, African Mineral Resources Inc. (“AMRI”), in conjunction with its joint venture partner, Mines D’Or du Zaire (“MDDZ”), completed the purchase of the outstanding privately held shares of La Societé Minière et Industrielle du Kivu SARL (“SOMINKI”). The joint venture partners controlled 72% (AMRI - 36%, MDDZ - 36%) of SOMINKI, with the remaining 28% held by the Government of Zaire (DRC). Banro subsequently acquired MDDZ’s 36% interest in SOMINKI in December 1996. SOMINKI, a privately owned company, was formed in 1976 as a result of the amalgamation of nine companies including Compagnie Minière Zairoses Des Grand Lacs (“MGL”), and held 10 mining permits covering an area of 238 square kilometres and 47 mining properties covering 10,034 square kilometres.

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In early 1997, Banro, SOMINKI and the government of the DRC ratified a new 30 year mining convention that provided for SOMINKI to transfer its gold assets to a newly created company. Societé Aurifère du Kivu et du Maniema, SARL (“SAKIMA”) was incorporated to acquire the assets of SOMINKI as stipulated in the new mining convention. In addition to this asset transfer, the new mining convention included a ten year tax moratorium from the start of commercial production, the ability to export all gold production, the ability to operate in US currency, the elimination of import duties and title confirmation for all of the properties.

The new mining convention provided for Banro to control 93% of SAKIMA with the remaining 7% held by the Government of the DRC as a net carried interest.

In July 1998, President Laurent D. Kabila issued presidential decrees which, amongst other things, effectively expropriated SAKIMA’s gold assets. As a result of these actions, Banro initiated arbitration proceedings against the Government of the DRC seeking compensation for the expropriation of Banro’s gold assets.

In April 2002, the Government of the DRC formally signed a settlement agreement with Banro. The agreement called for, among other things, Banro to hold a 100% interest in the Lugushwa Project under a revived mining convention which expires in 2027 (subject to extension under the new Mining Code) (Figures 4 & 5).

5.1	History of the Project

Early exploration at Lugushwa concentrated on alluvial gold deposits and, from 1957 to 1963, the area was explored and mined exclusively for alluvial gold. Further work was conducted to trace the source of the alluvial gold and, from 1963 onwards, primary gold mineralization was the main target of exploration and mining at Lugushwa.

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The property has been explored between the mid-1950s and the 1980s in a methodical phased approach. This has resulted in the definition of several areas of mineralization, many of which were sampled adequately to define surface expression and sometimes testing the near surface continuation of mineralization. Many areas show similar potential which has not been followed up in such detail.

5.2	Historical Production

Alluvial deposits of gold were discovered at Lugushwa in the 1920s and have been exploited by a variety of means since 1958. Exploration for primary gold deposits began in 1963 and led to the discovery of the G7 Mapale deposit, the D1 Simali ‘Filon de Luxe’ deposit, the D18-19 and G20-21 Lugushwa deposits and several other smaller zones (Figure 5).

The majority of the primary gold exploitation was based on selective surface and underground development along specific mineralized quartz veins and quartz stockworks. No deep open cut mining for primary gold mineralization appears to have been conducted at Lugushwa.

Production figures for alluvial and primary sources of gold are available for the periods between 1957 and 1968, and 1977 and 1996. All the records for 1969 to 1976 appear to have been destroyed. Between 1957 and 1996, at least 457,000 oz of gold were produced from alluvial sources, with a further 10,000 oz of gold being produced from primary sources. Due to the incomplete nature of the production data, these figures provide only an indication of the scale of operations at Lugushwa.

At the close of operations in 1996, there remained unexploited resources in the various deposits as well as several primary anomalous targets that had not been fully explored. The Lugushwa Project appears to have focused on mining the high grade zones of the known deposits with limited funds set aside for regional exploration. Despite this, some regional and on-strike geochemical exploration and trenching appears to have been carried out.

Banro Corporation - Lugushwa Mining sarl

5.3	Historical Exploration

The historical exploration work conducted at Lugushwa consisted of three phases. The first phase was a series of comprehensive alluvial stream sampling programmes undertaken between 1957 and 1963, covering almost the entire region south of the Lugushwa River. The second phase, carried out over a period of some 20 years from 1960 through to 1980, consisted of geochemical and surface pit sampling over hills that were identified as potentially gold bearing by the alluvial programmes. The third phase consisted of trenching, small excavations and adits covering primary anomalous areas identified by surface pit sampling. The main sources of data for this project originate from the historical exploration and mining activities that were conducted at the Lugushwa Project. This data is located in the Bukavu office of Banro and consists of a collection of maps, plans, sampling and assay data sheets relating to pits, trenches, adits and drillholes.

Various reports and documents pertaining to all phases of exploration and mining at Lugushwa are also available. Unfortunately, a lot of data are unaccounted for; various documents and maps were destroyed at Lugushwa and Kamituga during the unrest of 1996. This has left gaps in the data which, where appropriate, will need further investigation during the course of current fieldwork in the area.

The majority of the information for Lugushwa relates to surface work with the exception of two drill holes and several individual adits at D1 Simali, one drill hole, two levels of adits and galleries at G7 Mapale and two small (70 m) adits at G20- 21 Lugushwa. There is, therefore, little detailed information below 30 m from surface.

The available data consists of a large number of original film plans and numerous amended paper copies together with original assay and panning result sheets and various geological, exploration and production reports dating from 1957 through to 1986. All information is in Belgian French and all numeric data is metric.

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5.3.1	Exploration Database

In 1998, SRK used the Gemcom exploration, mining and 3D modelling software package to capture, store, manipulate and visualise the data.

There was no grid or co-ordinate system for any of the Lugushwa exploration work. A river and stream branch naming system was used historically to reference locations. Each successive branch upstream of any particular river was given its own two character code, so the 4th left tributary (gauche 4) of the 8th right tributary (droite 8) of the Lugushwa River became g4D8 Lugushwa (note left/right assigned whilst facing downstream). This system was used across the entire Lugushwa area and formed the basis of all location and survey plans for both alluvial and primary exploration work.

For the purpose of capturing all the data in digital form, a local grid system was established. The original plans are numerous and often differently aligned. The many discrepancies that existed have been minimised during this exercise but nevertheless, the resultant data locations are subject to minor errors, both in surface locations and elevations.

Various data have been digitised from maps and plans and stored as ‘ASCII’ files in Gemcom. This process enabled a Project river system to be compiled as well as the topography and surface features such as roads and excavations near the deposits.

The majority of trenches, drillholes, pits and adits have been located from the plans and all of these have been entered in the database. Data from maps and plans at a variety of scales, together with assay sheets, have been entered into several database sub-tables that contain information regarding assays, lithology, mineralization styles and comments.

The many pits that were excavated to test the bedrock geochemistry have been located and entered into the database as point data. The various assays (overburden, gravel, bedrock) taken in each pit have been entered where possible. Another point database was constructed to house the mapped occurrences of quartz veins with their thickness and gold grades (where available). Mapped structural features and trends have also been entered.

Banro Corporation - Lugushwa Mining sarl

A polygon database was created in order to house the alluvial resource data. This contains the location, thickness and grade data from historical records necessary to calculate resources. There is a second polygon database which contains SRK’s interpretations of the deposit geology.

Within the database workspace, several level plans and vertical sections have been defined on which data has been displayed and interpreted. All the surface information, such as geological maps, trenches and rivers, is currently stored on a flat plane at zero elevation, whereas adits, drillholes and pits are stored at their respective elevations.

5.3.2	Landsat Imagery

SRK carried out a brief study of the Landsat data provided by Banro. Although the scale of the image is too small for detailed deposit scale work, some regional features were noted. The dominant trend throughout most of the region is northeast southwest. This trend is evident in the northern part of the image, throughout the Kamituga and Lugushwa Projects. There is a distinct and notable change in this orientation south of the Simunambi River, where the major structures are oriented in a west-northwest east-southeast direction.

Figure 7 shows the local Landsat image with the structural lineaments and faults that were noted during this work. The dominant regional northeast-southwest structural trend is seen in, and to the south of, the Lugushwa Project. In the west of the Project and further to the west beyond the Project boundary, the rocks appear folded. In the southeast of the Project are the Sabwe and Kitutu Faults which trend northeast-southwest (Fiocchi pers. com.). It is unclear whether this faulting is synchronous with the folding.

West-northwest trending faults and lineaments are found to the south of the Project area. A northwest-southeast trending fault has been interpreted in a similar location with similar orientation to that of the Simunambi fault, however this fault does not appear to be as major as previously interpreted.

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5.4	G20-21 Lugushwa Deposit

In 1962, a geochemical survey across the area on a 20 x 20 m grid was completed. In 1966-67, deeper pits were excavated on the anomalous areas followed by six trenches, T1 to T6 which were up to 4 m deep. Two diamond drill holes were drilled in 1972, S1 and S2, at 60° dip totalling 65 m and 74 m respectively. In 1978-79, 9 more trenches were excavated, T6B to T13, totalling 1150 m in length. Figure 8 is a plan of the G20-21 deposit and sample locations.

These trenches were sampled using two methods. Firstly, the overburden and eluvials were sampled by vertical channel samples taken every 2 m along the trench. These samples were panned for gold. Secondly, the in-situ bedrock was sampled by channel samples 2 m long along the bottom of the trench and sampled for total gold at the Kamituga Minesite laboratory. Eluvial quartz blocks (blocaux) greater than 2 cm in diameter were sampled from the gravels and the in-situ quartz veins over 10 cm in width were separately assayed for total gold at the laboratory at Kamituga.

Two deep pits, totalling 25 m, were excavated to test bedrock at depth. Pit P1 was excavated close to T6 and 18 m north of T3. Pit P2 was excavated 5 m west of the intersection of T6B and T4. The bedrock was sampled at 50 cm intervals.

One 70 m long adit, TB1, was driven on the 800 mRL approximately parallel to T7. A second adit, TB2, was also driven parallel to T7, on the 840 mRL.

A sulphide rich schist was analysed separately for gold in arsenopyrite and for gold in all the other sulphides. The results were 10.6 g/t Au and 20.3 g/t Au respectively. This further demonstrated the association of sulphides with the gold in the schist units, making the prospect of mining the schist unattractive at that time.

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The bedrock assay values ranged from trace to 44.7 g/t Au, with the quartz vein assays ranging from trace to 43.3 g/t Au. The surface anomaly from the trenches in the bedrock is extensive and open in every direction. There is a notable discrepancy between the assay values recorded for the two series of trenches. On the whole, the early trenches, T1-6, average a much lower grade than the T6B – T13 series. This may be due to differences in analytical techniques. Some selective re-sampling of these trenches would be warranted if the trenches could be relocated and identified.

Highlights of trench sampling at G20-21 include:

•	T2 – 7 m at 7.7 g/t Au from 12 to 19 m in schist with quartz stringers.
•	T6 - North of the junction with T4, 30 m at 6.2 g/t Au and 56 m at 11.43 g/t Au in schist with quartz stringers.
•	T6B - North of the junction with T5, 15 m at 5.3 g/t Au, the whole trench (56 m) at 3.08 g/t Au in schist with quartz stringers.
•

T7 - North of the junction with T3, 34 m at 8.5 g/t Au, 12 m at 9.2 g/t Au, north of the junction with T1 12 m at 6.4 g/t Au with the whole trench (156 m) averaging at 4.65 g/t Au in schist with quartz stringers.

•	T8 - North of the junction with T5, 10 m at 5.4 g/t Au in schist with quartz stringers.
•	T10 - North of the junction with T4, 12 m at 7.6 g/t Au in schist with quartz stringers.
•	T12 - North of the junction with T4, 10 m at 6.4 g/t Au in schist with quartz stringers.

The grades returned from pits P1 and P2 at shallow depth did not reflect the higher grades of the trenches. Pit P1 grades varied from 0.7 to 3 g/t Au with an average of 1.52 g/t Au, whilst pit P2 varied from trace to 4 g/t Au with an average of 1.56 g/t Au.

In the adit TB1, the schist grades ranged from 0 to 2.6 g/t Au in the first 25 m (5 m composite bulk samples) with an average of 1.4 g/t Au. No data was available for the 25 to 30 m interval, and from 30 to 70 m, 5 m composite samples were taken with values ranging from 1.1 to 5.95 g/t Au, and averaging 2.75 g/t Au. No data are available for the TB2 adit.

A bulk sample of some 600 kg of ‘sulphidic’ (sulphide bearing?) schist taken from an area grading higher than 5 g/t Au was assayed and returned 5.5 g/t Au total, with only 0.5 g/t Au amalgam gold. The exact location of this sample is not known, other than opposite the G21 Lugushwa confluent (Fiocchi, personnel communication). The main aim of this bulk sample was to demonstrate the strong association of the gold with the sulphides in the schists and the lack of free gold.

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5.5	D18-19 Lugushwa Deposit

Exploration has comprised a geochemical sampling programme across the area in 1961 at 20 x 20 m spacing, followed up by deeper pit sampling of anomalous areas to sample the bedrock. Two phases of trenching were completed, the first in 1966-67 composed of 7 trenches, T1 to T6 over the summit of the D18-19 hill and T7 close to the right bank of the Lugushwa. The second phase was in 1977-78 with 9 trenches excavated, one on the left bank of the Lugushwa River south of the main hill and the remaining 8 on the top of the hill. Figure 9 is a plan of the D18-19 Lugushwa deposit.

These later trenches were sampled using two methods, firstly the overburden and eluvials were sampled by panning on site, and secondly the in-situ bedrock was channel sampled every 2 m along the bottom of the trench. The quartz float (blocaux) in the eluvial horizon and the quartz veins over 10 cm in width were assayed for total gold at the laboratory at Kamituga.

There was an attempt to drive an adit into the hill, details of which are unavailable, but this was stopped due to the poor ground conditions.

A programme of RC drilling was carried out in 1986 at Lugushwa. Eight holes were drilled at the D18-19 deposit, three in the northeast and five in the southeast, to a maximum depth of 25-30 m. All drill samples of 1 to 2 m lengths were panned for gold on site and information recorded only if gold was present in the panned concentrate. All three holes in the northeast were mineralized while four of the five holes in the southeast were mineralized. The majority of the mineralized samples contained quartz veins. Mineralization was noted down to at least 16 m depth.

A 1985 report mentioned that mining of quartz vein 27 on the D18-19 Lugushwa hill was current in 1985, but no details were given.

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Grades from the trenches and adits ranged from trace to 1,234 g/t Au in the bedrock and from trace to 77 g/t Au in the quartz veins sampled.

Highlights from trenching include:

•	T116 – 12 m at 2.38 g/t Au from 32 m in schist with quartz stringers.
•	T116A – 24 m at 2.5 g/t Au from 78 m in schist with quartz stringers.
•	T118 – 18 m at 3.78 g/t Au from 74 m and 10 m at 5.4 g/t Au from 100 m in schist with quartz stringers.
•	T120 – 20 m at 2.91 g/t Au from 20 m and 20 m at 3.09 g/t Au from 100 m in schist with quartz stringers.
•	T121 – 44 m at 3.92 g/t Au from 40 m and 22 m at 3.45 g/t Au from 138 m in schist with quartz stringers.
•	T122 – 36 m at 2.88 g/t Au from 82 m in schist with quartz stringers.
•	T123 – 14 m at 3.93 g/t Au from the start of the trench and 16 m at 3.46 g/t from 32 m and 8 m at 3.60 g/t from 102 m in schist with quartz stringers.

(Note all measurements above taken from north to south in the trenches).

Mineralization at the D18-19 Lugushwa deposit once again appears to be two-fold, the schist with disseminated sulphides is weakly mineralized, whilst there are numerous auriferous quartz veins and stringers across the area. There is a major discrepancy between the assay values recorded for the two series of trenches excavated possibly related to the large time frame between the two sets of trenches.

5.6	G7 Mapale Deposit

Exploration for primary gold mineralization at Mapale began with a regional geochemical survey over the entire area in early 1961. Following the delineation of anomalous areas, five trenches were excavated in the G7 Mapale zone. Results from this phase of work were relatively poor and the area was abandoned for some time. In the early 1970s, a series of deeper geochemical pits were excavated across the G7 Mapale hill to sample the bedrock. Results from these pits led to a second series of trenches being excavated.

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In the early 1970s, two levels of adits were also excavated in the G7 Mapale deposit. A total of 307 m of adits were driven on the 630 mRL and 201 m were driven on the 600 mRL. Figure 10 is a plan of the Mapale deposit and sampling data. Some discrepancies in the sampling methodology and, more importantly, the assay techniques used for the underground development at G7 were noted. The first 50 m of adit TB1, 630 RL, were bulk sampled, whereby 10 samples representing 5 m length intervals weighing approximately 2 t each were taken to Kamituga for assaying. From then on, sampling of the adits was conducted by sampling the whole exposed surface of the adit, that is, the footwall, sidewalls and hangingwall over 5 m intervals. This was conducted because of the high density of very fine quartz veins present (Fiocchi pers. Com.).

Comments were made in the historical literature, concerning the lack of confidence in the results from such samples. Where appropriate, the bulk sample assay grades have been entered into the database as 5 m intervals with a comment in the file regarding their origin.

Small-scale mining at G7 Mapale was aimed at selective auriferous quartz veins in the deposit. Initial underground development on the 630 mRL defined a mineralized amphibolite unit which was estimated to extend 350 m x 30 m x 30 m with an average grade of 4.5 g/t Au. From further underground development of TB1, 630 RL, a highly mineralized quartz vein, was located on the north-western contact with the amphibolite unit, ranging from 1.5 to 2 m in width with an average grade of 25 g/t Au.

Two parallel auriferous quartz veins at surface, Filons A and B, were also located at the d4G7 area to the south. Detailed surface sampling and mapping of these veins was carried out and some surface mining was conducted by SOMINKI but location, quantity and recovery details are not available.

Nine RC percussion holes were drilled at the G7 Mapale deposit in 1986 with a maximum depth of 25-30 m. The positions of these holes were not located on any plans and details of the drilling are unavailable. Apparently, all 9 holes at G7 Mapale contained gold in the panned concentrates, and the majority of the mineralized samples were from ‘grainy’ schist.

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Grades from the trenches and adits of the G7 deposit ranged from trace to 54.3 g/t Au in the bedrock and from trace to 181 g/t Au in the quartz veins sampled. Highlights from trenching include:

•	T5: quartz vein averaged 170.7 g/t Au (no width given).
•	T3: quartz veins of 0.2 m and 0.6 m width grading 25.4 g/t and 4.5 g/t Au respectively.

The bedrock grades seem to portray a fairly wide mineralized halo running approximately parallel to the quartzite unit, approximately northeast-southwest, with an average grade of nearly 2.5 g/t Au. The mineralized quartz veins vary considerably in grade and thickness and, apart from the vein located on the footwall of the quartzite unit, the majority of veining seems disjointed and ‘stockwork’ like.

With the pitting and trenching at surface plus the outcropping quartz veins this area was identified as a potential deposit and was given an average grade of 4 g/t Au (by SOMINKI), based on 10% quartz in the mineralized schist and amphibolite. However, the mining conducted at this deposit exploited the mineralized quartz veins only, not the host schist or amphibolite.

Grades from the Filon A and B surface sampling to the south ranged from trace to 172 g/t Au with widths varying from 0.2 m to 0.65 m. No details of mining, recovery etc. for these veins are available, but SRK assumes that the majority of the surface outcrops of these veins have been mined out.

5.7	D1 Simali ‘Filon de Luxe’ Deposit

In 1974, alluvial exploration for auriferous paleo-placer terraces was carried out in this area with several lines of pits being excavated and sampled. This pitting followed the crests of the hills southwest from the Lugushwa River. Based on anomalous results, deeper pitting on 10 x 10 m grids and small scale trenching was undertaken. A high-grade quartz vein was identified, ‘Filon de Luxe’, on the D1 Simali hill. A series of trenches were excavated both parallel and perpendicular to the identified vein in an attempt to fully delineate its extent (Figure 11).

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Underground exploration of ‘Filon de Luxe’ began in 1977 and comprised adits driven on two levels. Four adits with cross-cuts totaling 172 m were driven on the 585 mRL, close to the level of the Simali river. Two adits totalling 207 m were driven on the 612 mRL. A raise from the 612 mRL to surface at about 630 mRL was developed and a shaft was sunk from surface at about 645 mRL for approximately 19 m. The underground development totaled 413 m.

A programme of percussion drilling using a “Stenuick” Reverse Circulation (RC) drill was carried out in 1986. Evidence for this work stems from a single monthly report that states that 44 holes totalling 892 m were drilled over the Lugushwa property. Nine of these holes were drilled at the D1 Simali Factory location, four in the west and five in the east. These holes had a maximum depth of 25-30 m. The exact locations of these drill holes are not available and no drill logs or detailed assay information has been found. All drill samples of 1 to 2 m lengths were apparently panned for gold on site and information concerning mineralization recorded only if gold was present in the panned concentrate. Only one hole in the D1 Simali area, hole 7, displayed gold mineralization between 22.5 and 26.5 m depth.

The ‘Filon de Luxe’ vein was mined between August 1976 and May 1978 and produced 3,630 oz of gold.

Sampling of 658 schist samples from the underground workings of the ‘Filon de Luxe’ deposit averaged 1.35 g/t Au with values ranging from trace to 10.7 g/t Au. Sampling of the ‘Filon de Luxe’ quartz vein averaged 137.7 g/t Au over an average width of 11 cm, with values ranging from trace to over 1,000 g/t Au. The strong visible gold presence in the vein explains such elevated values.

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5.8	Previous Mineral Resource and Mineral Reserve Estimates

There is no known mineral resource or mineral reserve estimates for Lugushwa prior to the estimate of SRK in 2005 (see Section 16 of this report).

6.0	GEOLOGICAL SETTING

6.1	Regional Geology

Banro's Projects, including Lugushwa, lie in the Great Lakes Region of Central Africa, on the western edge of the Kibaran Metallogenic Province ("KMP"). The KMP is an intracontinental mobile belt formed between 1,400 and 900 Ma ago. This is bounded to the east by the Tanzania Craton and the Bangweulu Block, and to the west by the Congo Craton, as illustrated in Figure 3. The belt is some 1,500 km long, trending north northeast-south southwest and is up to 400 km wide.

Within the KMP, Lower Proterozoic metasedimants, gneisses and to a lesser extent, Archaean granitoids, granulites and greenstones are exposed in cores of antiforms and uplifted blocks. The relationship between these units and the basement is well exposed in the northern extension where a clear unconformity, often marked by conglomerates, exists.

There is a three-fold lithological division of the KMP as follows:

•

The Lower Group is characterised by dark laminated pelitic sedimentary rocks with interbedded quartzites, pebbly grits, sandstones and siltstones. Sedimentary structures are prevalent, carbonates are very rare, and the overall thickness of this group reaches several thousand metres.

•

The Middle Group consists of more arenaceous units. An important marker bed at its base is a banded, fine-grained white/pink quartzite with occasional conglomeritic bands. In the west of the belt there are intrusive sills with, in places, associated massive discontinuous carbonate bands, usually dolomites. Granitic intrusions occurred during this period.

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•

The Upper Group appears to be preserved in the major synformal structures and is composed mostly of immature clastic sediments. In some places, a minor erosional unconformity with coarse-grained conglomerates marks the base of the unit. Towards the top of the Upper Group, fine-grained siltstones and shales with occasional chert are present.

The Kibara belt does not appear to exhibit typical Middle Proterozoic features. The structural grain of the belt clearly cuts across the previously stable craton. The characteristics of known mineralization in the Kibara belt are different from those of other Proterozoic belts, being comprised of typical granophilic elements; tin, tungsten, lithium, beryllium, tantalum and some gold, which appears to be shear zone related. The Kibara belt appears therefore to reflect the response of the continental crust, the pre-Kibara African craton, to the formation and destruction of ancient oceans around its margins. Periods of major extension and collision around this craton are recorded within the Kibara belt (Pohl 1994).

There appears to be a gradual increase in metamorphic grade from north to south within the part of the Kibara belt hosting Banro's Projects. For example, the metamorphic grade at Twangiza, the most northerly of Banro's Projects, is sub-greenschist, with only a very weak mineral alignment, and no mineral segregation to form a schistose fabric. Metamorphism at Lugushwa, 100 km southwest of Twangiza, is noticeably higher, but the metasediments still do not normally display a schistose fabric (although the term “schist” has been used historically). However, at Namoya, about 100 km further southwest, chlorite and sericite schists are the dominant lithologies.

6.2	Metallogenic Setting

The position of Banro’s gold deposits, at the edge of the Congo craton and within the Kibaran metasedimentary pile, lends itself to continental or intra-continental rather than oceanic evolution. Mineralizing events are related to major wrench and block faulting with silica rich fluids depositing gold in shears and other structural traps, to form breccia zones, veins swarms and ‘pseudo-stockworks’.

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The term ‘stockwork’ is used extensively in the historical literature and is thought to relate to a multiphase proliferation of quartz veins within shear zones and fracture systems rather than a true stockwork which carries certain genetic implications. For consistency the former definition will apply throughout this report.

Gold can be fixed as chloride complexes at greenschist temperatures with metals mobilised from the volcano-sedimentary pile. However, this involves long transport distances for the fluids. Mineralization would be less ‘explosive’ in style, with a tendency to be focused in tension gashes and flexures at fold hinges. In addition, such mineralization is often associated with retrograde events, which bring calcsilicate assemblages into the system. Although present, there do not seem to be significant volumes of calc-silicates reported in the area under discussion.

The presence of base-metal mineralization, tourmaline, and rutile coupled with known tin deposits associated with granite in the region suggests the strong influence of a granite-related hydrothermal system. There is tin/tungsten/niobium (Sn/W/Nb) mineralization identified at the Kabereke deposit at the western edge of the Lugushwa Project hosted in a pegmatite swarm. To the north west and the south east of the Lugushwa Project there are other identified tin deposits also hosted in pegmatite swarms. Kazmitcheff (1959) indicates that at the Namoya Project (to the south) the temperature of gold mineralization is higher than that expected for Sn/W/Nb and that gold-bearing structures cross-cut, and hence post-date, some of the tourmaline bearing structures.

The influence of a granitoid related hydrothermal system at Kamituga is suggested by strong tourmalinisation (Mt Kibukira “granite”) localised greisenisation and, significantly, the presence of more than one phase of intrusion of pegmatite representing the waning, incompatible element charged phase of a granite hydrothermal system.

The influence of a Pan-African event (shearing, wrench faulting and strike-slip deformation) is a possibility, given the north-east/south-west structural influence at regional level. At local level, the mineralization does not parallel this trend but may be genetically related through secondary shear networks.

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6.3	Structure

A summary of significant structural events in the region is given in Table 1. The main structural phase of the Kibara Belt occurred around 1,300 Ma ago with the Kibaran Orogeny. This phase was marked by syntectonic granitic intrusion of upright folds, a characteristic structural feature of the belt. It is assumed that the Kibaran mountains, which formed around this time, were eroded prior to the next phase, around 1,275 Ma ago, when formation of rifts and half-grabens occurred. The Lomamian Orogeny followed around 950 Ma ago and was characterised by numerous G4 tin granite intrusions as well as faulting and folding cross cutting the structures formed in the Kibaran Orogeny. This period also saw shortening across the Kibara Belt by as much as 50%. At this stage there is still no evidence to suggest involvement of oceanic crust in the evolution of the Kibara Belt.

Table 1: Structural events of the Kibara belt (adapted from Pohl, 1994)

Type	Age	Tectonic Event	Regional Event	Local Significance
D1	c.1,300 Ma	Early Kibaran	Low grade greenschist facies metamorphism	Early syn-orogenic G1, G2 granite emplacement
G3	c.1,275 Ma	Katangan	Tension - aulocogen? Formation	Granite + mafic and ultramafic intrusives
D2	c.1,180 Ma	Late Kibaran	Compression	Isoclinal upright NWSE Folding
G4	c.980-950 Ma	Lomamian	Compression, strike-slip block faulting	Syntectonic tin granite emplacement
D3	c.950-600 Ma	Pan-African	D2 reactivation? Wrench and strike-slip Faulting	Quartz, veins and vein swarms
6.4	Local Geology

The Lugushwa Project is dominated by meta-sedimentary lower Urundian rocks. The lithologies present are:

•	Quartzites and sandstones - mainly massive and often interbedded with the host metapelites.

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Chloritic and mica-bearing metapelites - red to grey in colour, often with disseminated sulphide agglomerations, mainly arsenopyrite. These metapelites constitute the bulk of the lithologies present at Lugushwa and are often described as highly altered and fine grained. They are locally dark grey and graphitic. Some bluish-violet metapelite also identified with tourmaline, garnet, and feldspar is sometimes present (D1 Simali ‘Filon de Luxe’ deposit). Although usually not displaying a schistose fabric sensu stricto, these metasediments have generally been referred to as “schists” by previous workers.

•	Gneiss - located in the southern and northwestern regions of the Project but is not associated with the central zone covered by the data available therefore little detail is available.
•	Amphibolites - present in three thin bands, one particularly as part of the G7 Mapale deposit, consisting of fine grained massive or schistose amphibolite.
•	Granites and pegmatites - similar to the gneiss unit, being on the peripheries of the Property and mostly associated with tin mineralization.
•	Quartz veins - stringers and intersecting vein sets are present in all these lithologies.

The degree of metamorphism in the rocks hosting gold mineralization is generally weak, up to lower greenschist facies. A weak to moderate foliation is usually developed in the finer grained lithologies, but the development of a proper schistose fabric is rare. The sequence is folded, the axial planes of the generally open, plunging folds trending sub-parallel to the Kibara belt. Shearing has been observed in NNE-SSW to N-S trending “corridors”, which appear to be cross-cut and possibly displaced by later E-W trending shears.

7.0	DEPOSIT TYPES

The primary gold mineralization currently under investigation at Lugushwa (and Banro's other Projects) is considered to be of the intrusion-related, tungsten/tin-associated type, as described by, for example, Thompson et al. 1999 and Baker, 2005. This class of magmatic-hydrothermal deposits occurs within magmatic provinces best known for tungsten and/or tin mineralization.

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This deposit type contains a metal suite that includes some combination of bismuth, tungsten, arsenic, tin, molybdenum, tellurium and antimony, and contrasts with that found in the more widely-developed gold-rich porphyry copper deposits. They are located on cratonic margins, or within continental collisional settings, and are related to felsic domes, stocks and plutons of intermediate oxidation state (both magnetite and ilmenite series).

Intrusion related gold deposits occur in a number of forms, including:

•	Sheeted quartz veins and veinlets.
•	Flat quartz veins.
•	Quartz breccias and stockworks.
•	Disseminated to greisen.
•	Dyke/sill hosted veinlets.

The mineralization may occur within the intrusive body itself, and/or more distally (1-3 km) from the intrusion.

The Lugushwa deposits are mainly of the sheeted and flat vein type, together with disseminated mineralization in the host rock. They have formed distally to the intrusion(s), which have not yet been identified. The mineralization style contrasts with the dominant types at Banro’s other Projects, e.g. Namoya (broad quartz stockworks) and Twangiza (sulphide veins, veinlets and disseminated). The variation in deposit morphology probably reflects mineralization at different crustal levels, and/or varying distance from the intrusive center.

The gold mineralization is commonly present with low sulphide contents (<3%), mainly pyrite and lesser arsenopyrite.

The exploration programme at Lugushwa is principally aimed at locating and evaluating intrusion-related deposits where the quantity and density of mineralized quartz veins, and/or disseminated mineralization in the host rock, indicate economic potential for open-pitting. Discreet quartz veins with sufficient grade and continuity to be economically mined by underground methods, constitute a secondary exploration focus.

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The targeted mineralization is amenable to exploration by soil geochemistry, with follow-up trenching and detailed mapping in anomalous areas. The trenching provides a preliminary indication of mineralized widths and grades, and enables the orientation of veins and other potentially important mineralization controls such as bedding, foliation and shearing, to be measured. Careful evaluation of structural data from the mapping and trenching programmes is carried out to optimise further evaluation by diamond and/or reverse circulation drilling.

8.0	MINERALIZATION

8.1	D18-19 Lugushwa Deposit

This deposit lies immediately to the northeast of the G20-21 Lugushwa deposit and about 3 km south-southwest of G7 Mapale (Figure 5).

The D18-19 deposit is composed of metapelites and interbedded siltstones which have been folded into a recumbant asymmetric anticline plunging to the NNE at approximately 30° (Figures 12 and 13).

Mineralization consists of disseminated arsenopyrite and pyrite together with a series of cross-cutting and bedding-parallel quartz veins and stringers. This mineralization preferentially occurs in the closure of the fold, and in bedding-parallel zones on the eastern limb. The intensity of mineralization on the eastern limb appears to decrease down dip to the ESE, away from the fold closure.

Quartzite overlies the metapelites immediately to the north of D18-19, and it is possible that this more massive and less chemically-reactive rock restricted the upward passage of the mineralizing fluids. The fluids would have been focused towards the low-pressure zone in the fold closure, and probably exploited fractures and other zones of weakness such as dilational zones caused by bedding plane slip. “Ponding” of the fluids in the closure below the quartzite would have enhanced fluid-metapelite reaction and disseminated sulphide mineralization, and the formation of veins in fractures and other planes of weakness.

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The D18 hill is extensively weathered at surface and may represent a possibility for supergene enrichment.

Interpretation of the surface anomalies in the metapelites reveals a very broad and elongate north south trending anomalous zone. Drilling has indicated that, below surface, the mineralization forms several tabular mineralized units up to 40 m in thickness, which are parallel to the easterly dipping fold limb (Figure 14).

8.2	G20-21 Lugushwa Deposit

This deposit lies immediately to the southwest of the D18-19 Lugushwa deposit, on a hill rising up to some 640 mRL, located between the G20 and G21 tributaries of the Lugushwa River (Figure 5).

Geologically this area is very similar to the D18-19 Lugushwa deposit being composed almost entirely of metapelites and metasiltstones with disseminated sulphides and a series of cross cutting quartz veins. The surface geochemical and bedrock anomaly has very similar trends to the D18-19 possibly implying that they are two separate expressions of the same mineralized body.

The main lithology is arsenopyrite-bearing red, grey, and yellow metapelite with interbedded brown and beige quartzite lenses with mainly bedding-parallel quartz veins and stringers. As at D18-19, the sequence has been folded into an ENE-plunging anticline, with an axial plane dipping at 56° to the ESE. Both limbs dip to the ESE, the westerly limb being relatively steep with a dip of about 74° and the eastern limb having a shallower average dip of 47° (Figures 12 and 13).

As at D18-19, mineralisation has been focused in the fold closure and along the eastern fold limb. In addition, several sub-vertical structures cross-cut the eastern limb, and sometimes carry high gold grades over widths of 1-2 m. These might be feeder structures along which hydrothermal fluids entered the eastern fold limb, and migrated towards the fold closure, mineralizing the east limb metapelites as they went. The tabular mineralized body at G20 is up to about 50 metres thick, and the mineralization at G21, outcropping 150 m to the east, may represent separate, parallel zones up to about 20 m in width. As at D18-19, the mineralization appears to weaken down dip, away from the fold closure.

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The drilling and grade distribution support the contention that the D18-19 and G20-21 deposits represent different parts of the same mineralized body, preserved at different erosion levels. As shown schematically in Figure 14, the higher-grade and more continuous mineralization occurs in the north at D18, where the mineralized metapelites plunge under the overlying quartzites. The G20-21 area appears to represent somewhat weaker mineralization, which has affected rocks lower in the stratigraphic sequence, and hence further away from the quartzite contact.

It is possible that a westerly-trending structure is present in the steep-sided valley which separates D18-19 and G20-21. However, there is no obvious displacement of the mineralization or lithologies, and evidence of a major fault is lacking.

8.3	G7 Mapale Deposit

The Mapale deposit is located on a hill between the Mapale River and its G7 tributary, approximately 3 km north-northeast of the D18-19 and G20-21 Lugushwa deposits. It comprises the areas that are historically referred to as d4G7 and G7 Mapale. The G7 Mapale deposit is shown in Figure 10.

The geology of this deposit is structurally complex, with a series of folds and faults affecting the main lithologies and associated mineralization. The main G7 deposit is composed of metasediments, mainly reddish in colour but occasionally green when containing chlorite and pyrite. The metapelites are interbedded with quartzite units and numerous quartz veins and stringers. A central northeast–southwest trending amphibolite unit is also present. This amphibolite contains quartz veins, stringers and ‘stockwork’ zones both cross-cutting and concordant to it.

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There appears to be a series of tight folds in the southern section around d4G7, along a northwest–southeast axis that has mainly affected the metasediments and quartz veins. There is also a series of parallel, relatively localized, east-west trending faults with displacements of a few metres. These faults are clearly seen in the surface expression of Filon A and B in the d4G7 zone. The faults appear to host quartz veins in the southern part of the deposit. A second north-northwest south-southeast trending series of faults is seen to offset the veins by 5-10 m in the northern area of the deposit. This displacement is also seen on the 630 mRL of the G7 underground workings.

In the southern area north of the D18 Lugushwa tributary the bedding strikes northeast and is highly folded and fractured, especially around the G7 zone, whilst the rocks further to the north strike east-west. The contact between these two distinct areas is marked by a northwest-southeast fracture system. This fracture system is interpreted to have offset the main vein in the 630 mRL 200 m southeast to where veins A and B are found. Previous studies concluded that the main A and B veins of the d4G7 area and the cross-cutting east-west trending vein at their southern limit were emplaced at the same time, thus ruling out a southerly strike extension of the main A and B veins. However, there are differences in tenor between the highly mineralized A and B veins, averaging over 20 g/t Au, and the east-west trending vein which is less mineralized with an average grade less than 5 g/t Au. There are also comments in the literature that the different veins exhibit slightly different characteristics that could imply separate phases of intrusion. The relationship of these two vein sets is unclear at this time. SRK’s interpretation concludes that the A and B quartz veins of the d4G7 area, and the main mineralized quartz vein of the G7 area, are in fact the same vein which, due to faulting in the north and folding in the south, appear as separate veins. The close association of the veins with the quartzite units and the structural data available support this theory. The east-west cross-cutting quartz vein at the south of the A and B veins is also interpreted as the same vein with the sharp change in direction related to the hinge of a tight fold and associated fracturing in the hinge.

Pit sampling of bedrock over the G7 area and surface trenching indicate that the amphibolite unit is quite narrow at surface, trending north-northeast south-southwest. On the 630 mRL the amphibolite is wider, up to 30 m. This unit is mineralized, by both disseminated sulphide-associated gold mineralization, and by auriferous quartz vein swarms. Field confirmation of the mineralization in this unit is required.

Banro Corporation - Lugushwa Mining sarl

There are numerous relatively thin (5-20 cm) quartz veins outcropping at surface across the whole of the G7 area. Most of these appear to have been sampled and mapped, some have been exploited but no details are available. These veins may constitute a much broader mineralized swarm.

8.4	D1 Simali ‘Filon de Luxe’ Deposit

The D1 Simali ‘Filon de Luxe’ deposit is located on the hill of the D1 Simali River headwaters, about 3 km south west of the G7 Mapale deposit and 2 km north west of the D18-19 Lugushwa deposit. The D1 Simali deposit is shown in Figure 11.

The main lithology of the deposit is metapelite, differentiated by colour, with quartz veins and stringers ranging from 10 to 80 cm in width pervasive throughout. The main rock type identified was a red silicified metapelite. A blue/violet metapelite is the marker horizon for the ‘Filon de Luxe’, located consistently above or hosting the main vein. This rock is described as fine-grained, schistose and talcose, possibly indicating a mafic origin. Mention is also made of brown iron oxide alteration zones on the schist planes. A series of brown/beige and red quartz veins and stringers are also present, especially in the red metapelite. The occurrence of sulphides in the metapelite units was assumed with the observation of relic sulphide textures, especially close to the axes of anticlines.

A thin 1-3 cm “crust” composed of yellow-green phyllitic clayey minerals of muscovite and microgranular quartz cemented by a brown to black ferruginous matrix is uniquely located on the hanging wall of the ‘Filon de Luxe’. After hand crushing and panning, some very fine visible gold was detected. This crust could represent a gossan of some form or possibly the remnants of a laterite cap, however little further investigation of its properties, composition, mineralization and extent has been carried out to date.

Banro Corporation - Lugushwa Mining sarl

The ‘Filon de Luxe’ is a white/blue massive quartz vein with visible gold and pyrite inclusions. The pyrite exists as very fine-grained agglomerates up to 3 mm in diameter, with traces of arsenopyrite. The vein is mostly buried by Tertiary sediments and eluvials and overlain by the blue/violet metapelite. This cover appears to increase in thickness towards the north, which could have hindered further exploration along strike in that direction. The vein generally strikes 130° dipping 40° to the north. It appears to have a series of tight folds with strong faulting at the fold hinges, in places the vein is seen to repeat on itself several times in such hinge zones. The faulting is sub-vertical, striking both northwest-southeast and northeast-southwest. The ‘Filon de Luxe’ seems to have been fractured mainly by the northeast trending dextral faults. The vein is tabular in form and has been extensively mined out over this particular hill, but the vein extensions have not been defined in any direction.

8.5	Carriere A Deposit

Gold mineralization at Carriere A (Figure 5) was discovered by Banro in 2005, through soil geochemistry and follow-up trenching. The mineralized zone trends in a N-S to NNE-SSW direction, and appears to be a southern continuation of the G20-21 mineralization.

Trench intersections of up to 25.0 m at 2.81 g/t Au occur in quartz-veined metapelites with interbedded siltstones and doleritic intrusives. As at D18-19 and G20-21, the gold is associated with quartz veins which occur in several directions (although veins sub-parallel to bedding are most common) and with disseminations and stringers of arsenopyrite and pyrite.

Drilling during 2006 indicates that the mineralization is controlled by the presence of “mixed packages” of metapelites, siltstones, graphitic metapelites and doleritic intrusives, within more homogeneous, metapelitic units, which have all been folded into relatively tight anticlines. As at G20-21 and D18-19, the fluids are interpreted to have been focused into the low-pressure fold closures, where they preferentially mineralized the mixed packages due to the greater structural complexity (more competency contrast) and chemical reactivity. As a result of this control, the plunge of the mineralization is coincident with the plunge of the fold axis.

Banro Corporation - Lugushwa Mining sarl

At Carriere A the folding is possibly more complex than at D18-19 and G20-21, with the result that the mineralization is in the form of relatively discontinuous plunging shoots. Drilling down-dip of a trench intersection, for example, may not therefore intersect mineralization, as shown schematically in Figure 15.

8.6	Geological Controls

Work to date has enabled the development of a preliminary model for the controls on mineralization at Lugushwa.

(a)

Lithological controls. The principal lithologies are quartzite and various types of metapelite. Folding and shearing of these interbedded sediments probably resulted in bedding plane slip, whilst fabrics such as foliation and axial planar cleavage would have developed preferentially in the less competent argillaceous rocks. It seems likely that thicker quartzite units could also have acted as relatively impervious horizons, trapping hydrothermal fluids in the underlying, relatively reactive metapelites, and resulting in both vein-hosted and disseminated style gold mineralization in the metapelites. In addition, the presence of pre-mineralization mafic intrusives in the south of the Cariere A and Mpondo prospects, probably also created rheology contrasts, which resulted in dilational and/or low-pressure zones which were exploited by the mineralising fluids.

(b)

Structural controls. The main structural controls on the mineralization at Lugushwa are (a) folding, and (b) the presence of fractures and other planes of weakness such as bedding and foliation planes.

The presence of mineralization in the closures of anticlinal folds can be attributed to the greater intensity of fracturing, axial planar cleavage, and bedding plane slip in the hinge zone, together with the tendency for hydrothermal fluids to migrate to low pressure zones. As mentioned above, the presence of more massive, competent and chemically inert rocks such as quartzite within the sequence, will have the effect of concentrating the fluids in the more structurally disturbed and chemically reactive metapelites.

Banro Corporation - Lugushwa Mining sarl

Mineralization in metapelite-dominated anticlinal fold closures consists of “stockworks” of intersecting quartz veins with disseminated sulphide mineralization in the wall rock, and as such, is more likely to produce high-tonnage deposits amenable to open pit mining. The mineralization can be expected to be strongest in the axial zone, where the favourable lithological package is in contact with overlying “cap rocks”. Conversely, the mineralization will weaken (a) down-limb, away from the fold closure, and (b) with depth below the “cap rock” contact. The plunge of the mineralized body will be coincident with the plunge of the fold.

Gold mineralization at Lugushwa also occurs in more isolated bedding-parallel or shear-parallel quartz veins, without significant wall rock alteration. This type of mineralization is not directly associated with fold closures, and is not restricted to the more reactive metapelites. These veins are exploited by artisanal miners at a number of localities, and can be very high grade and relatively continuous (e.g. Filon de Luxe) but are generally limited in extent, and less than 0.5 m wide. In the absence of other styles of mineralization, these veins are unlikely to constitute a bulk-mineable, open-pit target, and are of secondary importance to Banro.

9.0	EXPLORATION

Banro commenced exploration of the Lugushwa Project in January 2005. Work during 2005 comprised gridding, geological mapping, soil sampling, trenching, surveying and adit sampling, the results of which are described in section 9 of Michael B. Skead's technical report (the "March 2006 Banro Report") dated March 30, 2006 and entitled "NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo" (a copy of this report can be obtained from SEDAR at www.sedar.com).

Gridding and soil sampling continued throughout 2006, and drilling commenced in January 2006. Table 2 summarises the work completed on the Project to date.

Banro Corporation - Lugushwa Mining sarl

All exploration work was carried out by employees of Banro.

Table 2: Summary of exploration completed at Lugushwa, January 2005 to December 2006

Month	Gridding	Drilling	Trench	Stream Sediment	Samples
	(km)	(m)	(m)		Soil	Rock Chips	Hand Specimens	Petrography		Adit	Trench	Drilling
								Thin	Polished
January to December 2005	173.62	-	3699.08	-	3871	834	50	13	6	1097	4294	-
Jan-Feb 06	-	587.80	-	-	-	-	10	8	-	-	-	267
March 06	32.00	513.46	-	20	188	6	6	6	-	-	-	775
April 06	26.44	734.64	-	-	966	15	-	3	-	-	-	601
May 06	27.01	508.93	-	-	714	10	8	8	-	-	-	656
June 06	6.92	931.66	-	-	-	14	-	29	-	-	-	633
July 06	19.68	1,311.99	-	-	94	31	-	-	-	-	-	1,074
August 06	-	1,171.33	-	-	439	36	-	-	-	-	-	1,389
September 06	10.24	1083.28	-	-	320	-	-	-	-	-	-	1,684
October 06	2.6	496.26	-	-	-	5	4	3	-	-	-	825
November 06	-	568.88	--	-	-	-	-	-	-	-	-	628
December 06	-	413.61	-	-	-	-						664
Sub – Total (Jan – Dec 2006)	124.89	8321.84	3,699	20	2,721	117	28	57	6	1,097	4,294	9,196
TOTAL (Jan 2005 to Dec 2006)	298.51	8,321.84	3,699	20	6592	951	78	70	6	1,097	4,294	9,196

9.1	Gridding and Soil Sampling

The soil sampling conducted in 2005 demonstrated that this technique is an effective exploration tool at Lugushwa for (a) indicating mineralized extensions of known deposits, and (b) locating new mineralized targets. During 2006 soil sampling focused on:

•	Extending the sampling grid northwards to cover the Kolo area.
•	Extending the sampling grid southwards to follow the open-ended Carriere A anomaly (Mpongo area).

Banro Corporation - Lugushwa Mining sarl

•	Sampling of infill lines in the northern part of Carriere A, to better define the geochemical anomaly prior to drilling.

To date, gridding and soil sampling have been carried out over an area of approximately 39 km2 within PE 38 (Figures 5 and 16) with 54% of this work completed during 2006.

Soil sampling in the Kolo area identified several +100 ppb gold anomalies up to 400 m long (Figure 16). These anomalies are being further investigated by detailed mapping and rock-chip sampling, following which drilling will be considered in 2007.

At Carriere A, the 2006 soil sampling programme has extended the +100 ppb gold anomaly approximately 1 km to the south. The anomaly is now closed off in this direction, and has a strike of about 2.5 km (Figure 16). The northern half of the anomaly was trenched during 2005 (see section 9 of the March 2006 Banro Report) and drilled commencing in 2006 (see section 10 below). Drilling is planned on the southern half of the anomaly (now termed the Mpongo area) in 2007.

10.0	DRILLING

Fifty-four diamond drill holes totaling 8,322 m were completed in 2006, the specifications of which are given in Table 3. A locality plan of all drill holes is shown in Figure 17.

The initial objectives of the 2006 drilling programme were to (a) elevate the current Inferred Resources to the Indicated status, and (b) add to the Inferred Resource base by investigating the extensions and new targets identified during 2005. However, the drilling showed that the mineralization at Lugushwa is more complex than expected, and the programme therefore focussed on the acquisition of structural and lithological data, rather than drilling for resource estimation. The mineralization controls are now better understood, and it is planned that drilling for resource estimation will be carried out during 2007.

An A-Star 350 B3 helicopter (owned and operated by Wilddog Helicopters) was used for the moving of drills, materials and personnel from site to site. The diamond drilling was performed by Geosearch International Limited of South Africa, utilizing Longyear 38 drill rigs with a maximum depth capability of 600 metres. One rig was in operation throughout the year, whilst a second rig was on site between May and September.

Banro Corporation - Lugushwa Mining sarl

All drill holes collars were surveyed with Real Time DGPS equipment. Drill hole collar azimuths were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and dip. Attempts were made to ensure that all drill hole core was orientated. Orientation was carried out by either the ‘Spear” method or the “Ezy Mark” system.

Table 3: Summary of all diamond drill holes completed during 2006 on the Lugushwa Project

BHID	UTM_East	UTM_North	RL	Azimuth	Inclination	Start Depth	Depth
LDD001	595631.9	9623693.4	906.6	225	-55	0.00	132.17
LDD002	595608.8	9623658.9	922.5	225	-55	0.00	117.25
LDD003	595599.5	9623757.9	870.5	225	-55	0.00	126.66
LDD004	595721.6	9623774.5	847.9	225	-55	0.00	283.37
LDD005	595635.3	9623740.2	893.8	225	-55	0.00	27.87
LDD006	595635.0	9623739.6	892.4	255	-65	0.00	87.91
LDD007	595603.8	9624062.9	876.3	135	-60	0.00	202.83
LDD008	595563.9	9623985.5	834.8	135	-55	0.00	123.20
LDD009	595479.2	9624089.8	864.9	135	-55	0.00	141.89
LDD010	595420.1	9624131.7	848.1	135	-55	0.00	24.87
LDD011	595420.1	9624131.7	848.1	135	-60	0.00	111.95
LDD012	595655.9	9624120.5	900.8	135	-55	0.00	286.93
LDD013	595656.4	9623825.4	832.0	225	-55	0.00	169.00
LDD014	595631.9	9623693.4	906.6	265	-55	0.00	63.78
LDD015	595631.9	9623693.4	906.6	265	-60	0.00	112.93
LDD016	595671.7	9623693.5	868.0	270	-55	0.00	151.97
LDD017	595604.2	9622940.5	969.1	315	-55	0.00	104.03
LDD018	595640.1	9623624.0	891.2	270	-55	0.00	147.50
LDD019	595545.9	9622994.8	968.0	135	-55	0.00	122.20
LDD020	595666.4	9623746.6	876.7	270	-55	0.00	136.35
LDD021	596776.3	9624568.8	923.6	315	-55	0.00	110.00
LDD022	596698.7	9624645.2	969	135	-60	0.00	127.75
LDD023	595733.8	9623527.6	906.8	270	-55	0.00	150.00
LDD024	595570.5	9624104.2	877.7	135	-60	0.00	227.10
LDD025	595772.3	9623367.1	931.5	270	-55	0.00	196.84

Banro Corporation - Lugushwa Mining sarl

BHID	UTM_East	UTM_North	RL	Azimuth	Inclination	Start Depth	Depth
LDD026	595629.0	9624042.9	886.7	135	-55	0.00	152.00
LDD027	595531.5	9624034.6	834.8	315	-55	0.00	231.45
LDD028	595821.7	9623593.9	885.4	270	-55	0.00	178.82
LDD029	595527.4	9624081.4	847.1	315	-55	0.00	151.70
LDD030	595681.1	9623157.0	982.7	135	-55	0.00	181.75
LDD031	595531.5	9624034.6	834.8	135	-55	0.00	109.80
LDD032	595587.5	9623076.1	969.3	135	-55	0.00	169.91
LDD033	595995.8	9625391.2	892.3	325	-55	0.00	157.57
LDD034	595409.5	9622867.1	945.5	135	-55	0.00	211.68
LDD035	595903.4	9625527.4	907.2	145	-55	0.00	187.76
LDD036	595840.6	9623690.4	864.0	270	-55	0.00	220.62
LDD037	595499.6	9623040.2	925.3	135	-55	0.00	122.54
LDD038	595467.3	9622803.3	975.6	315	-70	0.00	125.19
LDD039	595917.1	9623598.8	891.1	270	-55	0.00	187.93
LDD041	595805.3	9623744.8	834.1	270	-60	0.00	185.00
LDD042	595545.9	9622887.1	977.0	315	-60	0.00	150.00
LDD043	595759.7	9623819.2	817.4	270	-55	0.00	155.1
LDD044	595634.7	9622898.3	956.1	315	-55	0.00	148.86
LDD045	595587.5	9623076.1	969.3	135	-70	0.00	150.28
LDD046	596737.3	9624622.6	960.5	65	-65	0.00	100.59
LDD047	595088.5	9622345.2	924.6	135	-55	0.00	121.37
LDD048	596123.1	9623508.4	916	135	-55	0.00	173.30
LDD049	595741.8	9623216.6	967.1	315	-55	0.00	165.20
LDD050	595128.2	9622843.7	885.6	90	-55	0.00	173.58
LDD051	595210.6	9622109.4	938.3	315	-55	0.00	158
LDD052	595212.9	9622657.8	909.1	90	-55	0.00	179.1
LDD053	595108.5	9622644.9	912.8	90	-55	0.00	132.2
LDD054	595736.9	9624075.0	928.8	135	-63.5	0.00	275.45

10.1	Mineralization and Results

Table 4 presents the significant intersections from the 2006 Lugushwa diamond drilling programme. Individual sample grades were not capped and intercepts are quoted both as measured down-hole lengths and estimated true widths.

Banro Corporation - Lugushwa Mining sarl

Table 4: Summary of all significant diamond drill intersections on the Lugushwa Project

BH No.	Prospect		Interval		Approx. True	Grade (g/t Au)	% Core Recov.
		From (m)	To (m)	Length (m)	Width (m)
LDD001	G20	0.00	42.90	42.90	36.47	1.81	91.21
		48.94	57.08	8.14	6.92	0.87	97.05
LDD002	G20	0.00	58.56	58.56	49.78	1.47	83.15
LDD003	G20	0.00	13.10	13.10	11.14	0.69	68.02
		31.00	33.00	2.00	1.70	2.51	55.00
		40.90	42.90	2.00	1.70	1.09	90.00
		54.00	62.80	8.80	7.48	0.54	90.91
LDD004	G20	0.00	15.45	15.45	13.13	0.93	81.75
		20.43	24.82	4.39	3.73	1.51	79.50
		28.00	31.92	3.92	3.33	1.92	100.00
		33.42	36.76	3.34	2.84	0.97	98.50
		43.55	54.36	10.81	9.19	1.00	93.15
LDD005	G20	0.00	27.89	27.89	23.71	2.76	55.15
		Includes:
		17.35	24.53	7.18	6.10	7.71	70.75
LDD006	G20	0.00	33.18	33.18	28.20	2.04	58.20
		Includes:
		18.65	25.85	7.20	6.12	4.27	57.36
		37.00	50.39	13.39	11.38	0.79	83.20
		56.97	60.35	3.38	2.87	1.18	71.00
LDD007	D18	80.27	83.77	3.50	1.75	2.21	100.00
		88.00	91.53	3.53	1.76	1.35	100.00
		97.96	115.09	17.13	8.57	1.50	99.36
		150.98	156.98	6.00	3.00	1.77	100.00
LDD008	D18	0.00	20.80	20.80	11.93	2.49	42.98
		27.54	30.85	3.31	1.90	1.37	65.26
LDD009	D18	72.38	80.71	8.33	4.78	1.58	98.08
LDD011	D18	80.11	91.70	11.59	6.65	12.67	66.70

Banro Corporation - Lugushwa Mining sarl

BH No.	Prospect		Interval		Approx. True	Grade (g/t Au)	% Core Recov.
		From (m)	To (m)	Length (m)	Width (m)
LDD012	D18	0.00	11.30	11.30	6.48	0.96	50.97
		54.00	58.10	4.10	2.35	1.18	57.32
		81.95	94.00	12.05	6.91	0.96	89.96
		99.90	101.80	1.90	1.09	0.90	100.00
		127.00	128.20	1.20	0.69	1.06	100.00
		131.12	131.82	0.70	0.68	2.11	100.00
		144.35	147.40	3.05	1.75	1.22	100.00
		163.30	165.35	2.05	1.18	1.06	91.71
		224.45	225.45	1.00	0.57	1.86	100.00
LDD013	G20	0.00	17.40	17.40	14.79	1.69	78.39
		Includes:
		0.00	6.45	6.45	5.48	3.02	63.88
		38.40	41.00	2.60	2.21	4.19	93.08
		64.00	71.25	7.25	6.16	0.96	100.00
LDD014	G20	0.00	41.55	41.55	35.32	1.62	55.76
		49.76	63.78	14.02	11.92	1.01	74.18
LDD015	G20	0.00	43.90	43.90	37.32	1.66	78.84
		43.90	76.85	32.95	28.01	0.55	90.50
		92.75	93.55	0.80	0.68	2.41	100.00
		97.38	98.13	0.75	0.64	8.26	100.00
LDD016	G20	0.00	9.85	9.85	8.37	0.72	73.30
		13.65	41.85	28.20	23.97	1.98	90.14
		41.85	67.35	25.50	21.68	0.54	71.29
		77.75	81.70	3.95	3.36	2.67	72.91
LDD017	Cariere A	46.90	53.30	6.40	3.67	1.09	94.38
		62.20	67.00	4.80	2.75	1.73	85.63
		100.70	104.03	3.33	1.91	0.45	78.08
LDD018	G20	No significant intersection
LDD019	Cariere A	9.20	26.20	17.00	9.75	1.81	86.53
		46.75	64.05	17.30	9.92	0.54	96.53
		77.70	78.60	0.90	0.52	1.02	100.00
		102.10	103.05	0.95	0.54	1.36	100.00

Banro Corporation - Lugushwa Mining sarl

BH No.	Prospect		Interval		Approx. True	Grade (g/t Au)	% Core Recov.
		From (m)	To (m)	Length (m)	Width (m)
LDD020	G20	2.30	30.00	27.70	23.55	1.64	66.68
		59.65	63.30	3.65	3.10	1.93	97.81
		68.30	70.30	2.00	1.70	0.88	97.50
		76.35	76.70	0.35	0.30	5.27	100.00
		105.80	112.90	7.10	6.04	1.34	95.77
LDD021	Kimbangu	No significant intersection
LDD022	Kimbangu	No significant intersection
LDD023	G21	14.70	18.60	3.90	3.32	1.08	87.18
		30.35	49.25	18.90	16.07	0.85	91.80
		53.30	66.45	13.15	11.18	1.10	89.13
LDD024	D18	34.00	41.00	7.00	3.50	0.67	88.57
		85.35	94.00	8.65	4.35	1.35	87.86
		112.00	124.00	12.00	6.00	2.92	97.08
		140.80	147.30	6.50	3.25	0.76	78.15
		150.70	151.70	1.00	0.50	1.39	100.00
		154.70	158.70	4.00	2.00	0.70	100.00
		166.70	172.40	5.70	2.85	1.20	100.00
		182.00	183.00	1.00	0.50	1.03	100.00
LDD025	G21	59.70	64.40	4.70	4.00	3.81	68.09
		125.90	127.30	1.40	1.19	2.55	78.57
		139.40	140.30	0.90	0.77	1.00	83.33
LDD026	D18	0.00	23.60	23.60	13.50	1.62	81.69
		42.70	48.00	5.30	3.04	0.96	93.77
		89.00	108.15	19.15	10.98	0.78	97.70
		117.00	120.85	3.85	2.20	0.66	100.00
LDD027	D18	17.00	19.80	2.80	1.61	1.14	57.86
		22.50	29.50	7.00	4.02	1.76	95.29
		47.60	53.00	5.40	3.09	1.05	97.96
		113.55	115.15	1.60	0.92	1.31	100.00

Banro Corporation - Lugushwa Mining sarl

BH No.	Prospect		Interval		Approx. True	Grade (g/t Au)	% Core Recov.
		From (m)	To (m)	Length (m)	Width (m)
LDD028	G21	1.70	9.10	7.40	6.29	0.52	76.89
		20.70	23.30	2.60	2.21	0.93	100.00
		27.95	50.90	22.95	19.51	1.33	97.25
		55.90	59.30	3.40	2.89	0.77	88.24
		61.20	73.90	12.70	10.80	1.08	94.49
		91.40	98.10	6.70	5.70	0.65	91.04
LDD029	D18	24.00	25.65	1.65	0.95	1.56	100.00
		30.70	32.70	2.00	1.15	0.81	100.00
		40.70	41.90	1.20	0.69	1.38	100.00
		69.20	72.00	2.80	1.61	2.59	100.00
		136.45	137.45	1.00	0.57	1.05	100.00
LDD030	Cariere A	15.00	16.90	1.90	1.09	1.66	84.21
		22.75	40.20	17.45	10.00	0.98	96.85
		45.65	47.90	2.25	1.29	0.67	100.00
		55.75	61.75	6.00	3.44	1.02	97.50
		70.50	74.25	3.75	2.15	1.05	89.33
		77.00	92.75	15.75	9.03	0.85	97.02
		101.05	103.35	2.30	1.32	1.10	86.96
LDD031	D18	17.50	18.40	0.90	0.52	2.89	51.11
		26.80	33.80	7.00	4.02	1.86	90.43
		44.00	58.00	14.00	8.03	0.73	71.00
		93.70	94.70	1.00	0.57	1.50	100.00
LDD032	Cariere A	0.00	7.20	7.20	4.13	0.73	70.14
		12.00	25.20	13.20	7.57	2.02	81.06
		42.80	63.40	20.60	11.81	0.74	96.12
		75.60	77.40	1.80	1.03	0.89	100.00
		80.00	84.05	4.05	2.32	1.01	55.56
		93.65	99.00	5.35	3.07	1.10	77.57
		103.80	108.35	4.55	2.61	0.79	60.44
LDD033	Mapale	48.00	50.00	2.00	1.15	3.17	50.00
		139.95	140.92	0.97	0.56	2.59	100.00
LDD034	Cariere A	No significant intersection
LDD035	Mapale	37.90	39.90	2.00	1.15	0.71	100.00
		179.10	186.80	7.70	4.42	0.58	95.71

Banro Corporation - Lugushwa Mining sarl

BH No.	Prospect		Interval		Approx. True	Grade (g/t Au)	% Core Recov.
		From (m)	To (m)	Length (m)	Width (m)
LDD036	G21	17.20	31.00	13.80	11.73	0.91	91.67
		37.40	38.10	0.70	0.60	8.17	78.57
		45.20	50.20	5.00	4.25	0.67	95.60
		56.30	66.15	9.85	8.37	0.71	91.57
		78.10	85.70	7.60	6.46	0.93	100.00
		90.10	94.60	4.50	3.83	0.57	94.44
		129.50	143.40	13.90	11.82	0.63	99.64
LDD037	Cariere A	No significant intersection
LDD038	Cariere A	No significant intersection
LDD039	G21	36.25	39.20	2.95	2.51	0.82	74.58
		46.10	49.65	3.55	3.02	1.36	42.25
		52.60	54.15	1.55	1.32	0.92	90.32
		59.45	61.30	1.85	1.57	0.97	72.97
		62.74	66.55	3.81	3.24	0.90	92.13
		77.10	78.35	1.25	1.06	1.19	66.40
		90.05	90.70	0.65	0.55	1.28	100.00
		93.70	95.30	1.60	1.36	2.97	98.13
		107.10	110.65	3.55	3.02	0.74	100.00
		139.60	141.70	2.10	1.79	0.88	98.10
		146.95	148.55	1.60	1.36	1.25	95.00
LDD040	Cariere A	96.70	99.50	2.80	1.61	0.99	100.00
		105.50	109.00	3.50	2.01	1.45	83.43
		136.90	137.75	0.85	0.49	1.08	100.00
		169.20	170.30	1.10	0.63	0.90	100.00

Banro Corporation - Lugushwa Mining sarl

BH No.	Prospect		Interval		Approx. True	Grade (g/t Au)	% Core Recov.
		From (m)	To (m)	Length (m)	Width (m)
LDD041	G21	3.00	5.20	2.20	1.87	1.16	77.27
		7.40	10.00	2.60	2.21	1.11	67.69
		14.00	16.00	2.00	1.70	0.81	100.00
		25.75	26.60	0.85	0.72	1.72	100.00
		45.90	47.70	1.80	1.53	2.04	100.00
		52.00	53.70	1.70	1.45	0.60	54.71
		62.15	62.65	0.50	0.43	131.00	100.00
		94.35	95.50	1.15	0.98	0.67	100.00
		99.20	100.00	0.80	0.68	5.73	100.00
		104.40	110.20	5.80	4.93	0.60	100.00
		121.45	121.85	0.40	0.34	2.70	100.00
		129.65	130.10	0.45	0.38	1.58	100.00
LDD042	Cariere A	8.50	10.60	2.10	1.05	0.74	72.86
		148.30	149.30	1.00	0.50	0.61	100.00
LDD043	G20	0.00	27.05	27.05	22.99	2.57	71.76
		37.35	67.06	29.71	25.25	1.31	94.72
		Includes:
		37.35	48.05	10.70	9.10	1.87	89.91
		75.90	83.61	7.71	6.55	0.70	98.31
		101.56	103.71	2.15	1.83	1.29	93.49
		109.00	111.00	2.00	1.70	0.59	100.00
		120.00	122.00	2.00	1.70	0.97	84.00
LDD044	Cariere A	2.50	5.05	2.55	1.46	0.58	77.25
		11.30	26.00	14.70	8.43	0.69	87.55
		30.61	32.08	1.47	0.84	2.32	74.83
		46.00	47.00	1.00	0.57	0.61	100.00
		60.45	66.50	6.05	3.47	1.39	58.02
		69.80	71.40	1.60	0.92	0.70	100.00
		74.40	76.45	2.05	1.18	0.83	70.73
		108.65	109.45	0.80	0.46	2.59	100.00

Banro Corporation - Lugushwa Mining sarl

BH No.	Prospect		Interval		Approx. True	Grade (g/t Au)	% Core Recov.
		From (m)	To (m)	Length (m)	Width (m)
LDD045	Cariere A	3.75	7.00	3.25	1.11	1.38	63.69
		19.20	21.45	2.25	0.77	0.82	89.33
		33.60	44.95	11.35	3.88	1.04	97.53
		51.10	70.15	19.05	6.52	1.00	93.70
		84.40	85.10	0.70	0.24	1.09	100.00
		90.50	95.25	4.75	1.62	0.60	56.42
		101.70	110.80	9.10	3.11	0.50	94.62
		125.20	126.20	1.00	0.34	1.12	90.05
		131.05	137.00	5.95	2.04	1.38	81.51
LDD046	Kimbangu	2.60	3.75	1.15	0.49	1.23	61.74
LDD047	Cariere A	5.00	7.00	2.00	1.15	1.56	100.00
		28.60	34.00	5.40	3.10	1.71	87.04
		37.00	45.70	8.70	4.99	1.13	67.93
		85.15	85.85	0.70	0.40	1.37	100.00
LDD048	Cariere A	68.60	69.40	0.80	0.46	1.95	100.00
		133.90	135.60	1.70	0.98	1.30	100.00
LDD049	Cariere A	40.00	46.65	6.65	3.81	0.91	74.89
		58.73	59.90	1.17	0.67	0.95	100.00
		70.58	71.83	1.25	0.72	1.38	100.00
LDD050	Cariere A	No significant intersection
LDD051	Cariere A	20.64	21.64	1.00	0.57	13.90	100.00
LDD052	Cariere A	35.78	36.80	1.02	0.59	1.36	80.39
		50.00	50.75	0.75	0.43	7.32	100.00
		55.17	58.91	3.74	2.15	2.50	100.00
		72.60	99.20	26.60	15.26	2.37	100.00
		166.20	171.00	4.80	2.75	2.78	92.08
LDD053	D18	70.56	73.80	3.24	1.86	1.13	100.00
		76.20	80.20	4.00	2.29	3.26	100.00
		82.70	92.25	9.55	5.71	1.30	100.00
		97.00	100.05	3.05	1.75	1.29	100.00
		104.64	110.62	5.98	3.43	3.33	100.00

Banro Corporation - Lugushwa Mining sarl

BH No.	Prospect	Interval			Approx. True	Grade (g/t Au)	% Core Recov.
		From (m)	To (m)	Length (m)	Width (m)
LDD054	D18	0.00	22.00	22.00	13.70	1.09	65.91
		25.00	104.30	79.30	49.37	1.49	89.16
		120.00	137.70	17.45	10.86	0.57	82.75
		140.68	153.82	13.14	8.20	1.12	93.53
		164.50	178.90	14.40	8.96	3.18	99.10
		182.10	187.56	5.46	3.40	0.78	98.35
		223.06	229.15	6.09	3.79	1.23	99.01
		234.00	243.90	9.90	6.16	1.27	86.46
		249.05	275.45	26.40	16.43	1.83	99.58

11.0	SAMPLING METHOD AND APPROACH

11.1	Soil Samples

Soil sampling lines were cut at a spacing of 80 m, with samples taken at 40 m intervals along the lines. Approximately 2 kg of soil was taken from each sample site, below the upper soil horizon containing vegetative matter. The average sample depth was 35 cm. At each site a record was made of soil colour, grain-size, slope and slope direction.

Samples were dispatched to Banro’s sample preparation laboratory in Bukavu, DRC where they were processed as described in Section 12.

11.2	Trench and Adit Samples

Trench and adit channel sampling was carried out “geologically”, i.e. sample intervals were determined by geological features, and not done simply on a metre by metre basis. In homogeneous rock, the maximum sample interval was 1 metre. The minimum sample interval employed was 0.3 m. Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Channel samples were 10 cm wide and 10 cm deep. Samples were taken by hammer and chisel where the rock was homogeneous and soft; however, in hard formations, or where alternating bands of hard and soft material were present, a mechanical rock cutter was used to ensure representivity.

Banro Corporation - Lugushwa Mining sarl

11.3	Drill Core Samples

The entire length of each drill hole was sampled, resulting in the collection of 9,196 samples from 8,321.84 m of drill core. All core was cut lengthways along a line drawn 3 mm from the bottom-of-hole line, with the right hand side (looking down hole) sent to the laboratory. All sampling was carried out “geologically”, i.e. sample intervals were determined by geological features, and not done simply on a meter-by-meter basis. The minimum sample interval was 0.3 m, whilst in homogeneous rock the maximum sample interval was 1 m.

Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries.

Samples were cut at site by diamond saw, and sent to the Bukavu, DRC sample preparation laboratory for processing, and the sample pulps sent to the SGS laboratory in Mwanza, Tanzania to be analyzed for gold by 50 g fire assay. Analytical statistics for gold in drill core is presented in Table 5.

Table 5: Drill Core Sampling Analytical Statistics

No. of Samples	Gold (g/t)
	Minimum	Maximum	Mean	Std. Dev.
9,196	0.005	131.00	0.43	2.27

12.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.1	Statement

Banro runs its own sample preparation facility in Bukavu, DRC using its own full-time employees. ALS Chemex, Johannesburg built the sample preparation facility for Banro. ALS Chemex management were on site to train Banro staff and commission the facility in

Banro Corporation - Lugushwa Mining sarl

September 2005. Analysis of samples is undertaken by the SGS laboratory in Mwanza, Tanzania, which serves as the primary laboratory, and Genalysis in Western Australia which serves as the umpire laboratory. Both SGS and Genalysis are internationally (NATA) accredited and utilise conventional sample preparation, sample analysis and associated quality control protocols.

12.2	Sample Preparation and Analysis

The in-house sample preparation facility is a containerised laboratory specially designed by ALS Chemex but managed by Banro with periodic laboratory audits carried out by external consultants. The laboratory has been audited on separate occasions by the following: Tony Martin (SRK) in October 2005, Terence Howard (ALS) in February 2006 and Theonest Bahemuka (SGS) in August 2006. Also, in November 2006 Martin Pittuck (SRK) reviewed the laboratory protocols and procedures.

All field samples are delivered to the Banro sample preparation facility in Bukavu. Individual sample bags are sealed on site with a cable tie and the individual sample bags placed in large white bags that will hold between 20 and 30 kg of sample. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample sheets and those samples physically received at the Bukavu sample preparation laboratory, the problem is immediately dealt with via HF radio communications and a reconciliation report sent by mail to the Senior Project Geologist. Pulp samples, of approximately 150 g, are placed in brown packet envelopes, which in turn are placed in a rectangular cardboard box that holds approximately 20 pulp samples. These boxes are shipped in batches to either SGS in Mwanza, Tanzania, or Genalysis in Perth, Australia in the case of inter-laboratory checks.

The in-house sample preparation facility comprises an electric oven, two jaw crushers, three disc pulverisers and an air compressor system, all assembled in ‘20 footer’ and a ’40 footer’ steel containers.

All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven.

Banro Corporation - Lugushwa Mining sarl

Using the jaw crushers, all adit, trench and drill core samples are crushed to 70% passing 2 mm screen. The crushed sample is split using a riffle splitter to produce between 800-1,500 g of material. This is pulverised using B2000 Low Chrome Bowls with disc for 90 to 300 seconds depending on the hardness of the sample, to 90% passing 75 microns screen. Soil geochemical samples are oven dried and sieved to minus 2 mm before being pulverised. An average of 150 g split of the pulp is shipped to the SGS laboratory in Mwanza, Tanzania for analysis. An average of 250 samples are prepared each day from the in-house facility.

The crusher is thoroughly cleaned between any two samples. After every 10th sample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is enhanced with the use of compressed air system after each sample. The preparation of soil samples is independently carried out to avoid possible contamination from the higher-grade trench, adit or core samples.

The sample preparation laboratory has organised areas/shelves designed for the storage of coarse and pulp rejects such that the samples can be retrieved in reasonable amount of time.

The sample preparation laboratory’s quality assurance procedures are based upon the requirements and procedures of ISO 9001:2000 (quality systems – management requirements). All sections of the laboratory comply with the quality assurance procedures.

Three laboratories have been used for sample assaying since the commencement of exploration in Lugushwa in January 2005. The initial soil geochemical and trench samples were analysed by SGS-Mwanza while ALS Chemex, Johannesburg served as the umpire laboratory. From March 2006 Banro has used SGS-Mwanza as the principal analytical laboratory and Genalysis-Perth as the umpire laboratory.

All gold analyses have been carried out using conventional 50 g charge fire assay with atomic adsorption spectrography (AAS) finish. The three laboratories involved have carried out the usual internal checks, which in the case of SGS-Mwanza are detailed in the section on quality control. The author has reviewed the laboratory procedures of SGS-Mwanza.

Banro Corporation - Lugushwa Mining sarl

12.3	Quality Control Procedures

In order to monitor the integrity of the sample preparation and analytical data, screen tests of crushed (5%) and pulverized (10%) samples are routinely carried out to monitor the particle size and percentage passing 2 mm and 75 micron screens respectively.

To provide a measure of accuracy, precision and confidence, a range of international reference materials, duplicates and blanks are routinely (12%) but randomly inserted to each batch of samples. Blank samples are inserted during the mainstream crushing and pulverising processes. Blanks are inserted into sample batches at a frequency of 1 in 50 and crush duplicate split is also carried out at 1 in 50. Standard reference materials are inserted at a frequency of 4 in 50. International reference materials inserted are predominantly sourced from Rocklabs Limited, New Zealand and occasionally from Geostats Pty Limited, Australia.

12.4	Assessment of Quality Control Data

Quality control procedures have been implemented in all stages of the sample preparation and analytical process. The quality control work includes the insertion of international reference samples, inter-laboratory checks, sample preparation laboratory duplicates, blanks, and the analytical laboratory’s internal checks. These are all described in detail in the following sections.

12.4.1	Standard Samples

Four analytical reference materials are inserted in a batch of 50 samples. The standard reference material is sourced from Rocklabs Limited, New Zealand and a few from Geostats, Australia. The standard reference samples are in pulp form and are supplied in plastic containers of 2.5 kg each, of both oxide and sulphide material with variable grade ranges. Twenty-four variable grade ranges of standards have been inserted in various batches of samples submitted to the analytical laboratory. The standards are randomly inserted using the same quantity as the laboratory pulps (150 g), making it difficult for them to be detected by the analytical laboratory.

Banro Corporation - Lugushwa Mining sarl

Statistical assessment of the results of the standard reference data using the facilities in the Rocklabs Quality Control package has been completed. Table 6 gives basic statistics on the assaying of standard samples and Appendix I gives precision control charts of the results of the various analytical standards.

The mean assay values for all standard reference material in relation to their respective reference value are considered to be within acceptable limits. Out of control points (Appendix I) reference material are usually re-analysed with the batch of samples. In general the low coefficient of variation (CoV) suggests that there was no analytical bias and no major control problems during the period, and that SGS-Mwanza is producing assays of exceptional quality, an indication of excellent precision (Appendix I).

Table 6: Statistics of Results of Standard Reference Sample Submissions

STD REFID	REF VALUE (g/t Au)	No of Submissions	MIN (g/t Au)	MAX (g/t Au)	MEAN (g/t Au)	STD DEV	CoV (%)
OXA26	0.080	28	0.060	0.100	0.080	0.011	14.28
OXA45	0.081	53	0.070	0.090	0.080	0.003	3.86
OXC44	0.197	43	0.180	0.230	0.200	0.011	5.25
OXD43	0.401	59	0.390	0.460	0.416	0.020	4.78
OXE42	0.611	66	0.520	0.640	0.597	0.018	3.04
OXF41	0.815	41	0.740	0.900	0.813	0.044	5.38
OXG46	1.037	18	0.960	1.110	1.023	0.041	4.05
OXH37	1.286	114	1.160	1.360	1.282	0.042	3.25
OXH52	1.291	3	1.290	1.320	1.305	0.015	1.15
OXI40	1.857	106	1.780	1.890	1.842	0.028	1.50
OXK35	3.489	21	3.390	3.600	3.480	0.057	1.64
OXL34	5.785	12	5.590	5.900	5.810	0.082	1.41
OXP39	14.890	24	13.850	15.350	14.983	0.322	2.15
OXP50	14.890	25	14.300	16.600	15.106	0.326	2.16
SF12	0.819	15	0.620	0.850	0.800	0.046	5.76
SF23	0.831	31	0.660	0.910	0.817	0.031	3.80
SH24	1.326	16	1.250	1.390	1.309	0.035	2.65
SJ10	2.643	17	2.380	2.670	2.589	0.056	2.16
SJ22	2.604	107	2.250	2.710	2.590	0.046	1.78
SJ32	2.645	7	0.027	2.704	2.484	0.035	1.41
SK21	4.048	79	3.620	4.240	3.975	0.102	2.56

Banro Corporation - Lugushwa Mining sarl

STD REFID	REF VALUE (g/t Au)	No of Submissions	MIN (g/t Au)	MAX (g/t Au)	MEAN (g/t Au)	STD DEV	CoV (%)
SK33	4.041	7	3.860	4.090	3.981	0.074	1.85
SL20	5.911	151	5.750	6.150	5.933	0.074	1.25
SN16	8.367	8	7.950	8.690	8.336	0.132	1.59
Total		1051

12.4.2 Inter-Laboratory Check Assays

Statistical analyses of samples assayed at both SGS-Mwanza and Genalysis-Perth using the same assay methods has been undertaken (Tables 7 and 8). These samples were originally assayed by SGS-Mwanza. The pulps from a selection of samples were then dispatched to Genalysis-Perth for check assays by the same method (50 g fire assay). The samples were submitted at the end of every quarter in batches of between 50 and 80 samples, and with insertion of analytical standards.

Results were compared on the basis of the first assay by each laboratory, and the few repeat determinations by each laboratory were ignored. The Mean Relative Differences (MRD) of the SGS and Genalysis result were calculated (Tables 7 and 8).

Table 7: Inter-Laboratory Comparison – SGS v. Genalysis; July 2006

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	52	52		28	28
Min	0.03	0.03		1.00	1.03
Max	0.99	0.98		5.85	6.12
Mean	0.332	0.361		2.044	2.206
Std Dev	0.277	0.295		1.247	1.213
MRD	8.31%			7.62%

Banro Corporation - Lugushwa Mining sarl

Table 8: Inter-Laboratory Comparison – SGS v. Genalysis; November 2006

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	47	47		30	30
Min	0.005	0.010		1.01	1.08
Max	0.99	0.95		8.46	7.92
Mean	0.328	0.327		2.97	2.83
Std Dev	0.338	0.333		1.954	1.846
MRD	1.66%			4.54%

As shown in Figures 18 to 21, the overwhelming bulk of results compared well and the relationship shows no significant variation with increasing grade (Tables 7 and 8). The MRD for the quarterly submissions for both the less than 1.0 g/t and greater than 1.0 g/t analytical results are 1% - 9%. In the global sense, statistical comparison of the umpire laboratory (Genalysis-Perth) check against the primary laboratory (SGS-Mwanza) results indicated that there is no evidence of bias between SGS and Genalysis (Figures 18 to 21).

12.4.3	Duplicate Coarse Split

A total of 188 crush splits (duplicates) included in routine sample batches were statistically reviewed (Table 9). A total of 37 (20%) of the duplicate splits out of the 188 samples returned assay values of more than 0.5 g/t Au. One of the mineralized (>0.5 g/t Au) duplicate samples did not repeat. The sample has been identified to be associated with a sulphide vein. This outlier-sample was removed from the data prior to generation of the correlation graph and statistical analysis. The correlation graph shows a high correlation coefficient (Figure 22). The excellent correlation within the duplicate splits, indicate that there is no significant coarse gold component in the samples (Table 9).

Banro Corporation - Lugushwa Mining sarl

Table 9: Descriptive Statistics of Coarse Split Sample Pairs

	< 0.5 g/t Au	< 0.5 g/t Au
	Original g/t Au	Duplicate g/t Au
Number of Pairs	188	188
Minimum	0.005	0.005
Maximum	14.65	14.90
Mean	0.515	0.508
Standard Deviation	1.553	1.570
Mean Relative Difference	1.99%

12.4.4	Blank Samples

There were 408 blank samples with a mean reference value of 0.0081 g/t Au. These are made up of composited barren granite purchased from ALS Chemex - Mwanza laboratory, with assay values of less than 0.01 Au. Of the 408 blank samples, eleven (2.69%) had a laboratory result which was above the accepted value of 0.02 g/t Au (Figure 23). In one case the laboratory result was up to 0.1 g/t Au. In each case the three samples inserted prior to the ‘failed blank’ all returned values of a lower grade than the failed blank sample. Therefore, it has been concluded that no contamination occurred in the sample preparation process. Furthermore, three samples on either side of the failed blanks within the batch were re-analysed. The author has checked the results of the re-analysed samples (including the failed blanks), and has confirmed that the failed blanks returned below detection assay values following the re-assaying. If control problems were detected, the samples or sample batches would be re-analyzed.

12.4.5	Analytical Laboratory Quality Control

Most laboratories have an established quality control routine, which will involve the insertion of standard, blank and duplicate samples into every assay batch. At SGS-Mwanza the routine consists of two standards, one blank and two repeats (pulp duplicates) in every batch of 50 samples. In addition, repeats are randomly inserted at a rate of 1 in 20 samples. If any significant discrepancies are found SGS-Mwanza claim that they re-assay the whole batch. The author has reviewed the laboratory procedures of SGS-Mwanza and is satisfied with its findings.

Banro Corporation - Lugushwa Mining sarl

A monthly report detailing the results of the internal quality control by the principal laboratory is prepared by SGS-Mwanza, which is later put together to produce a comprehensive quarterly report.

Assessment of the principal analytical laboratory internal duplicates, blanks and standard show excellent accuracy and with very high precision, which indicate that there is no evidence of bias in the samples and that SGS-Mwanza is producing assays of high quality.

13.0	DATA VERIFICATION

The Project database is stored in two separate forms: an Access Database file for the historical data and a series of Microsoft Excel Spreadsheets for the current data. A programme is already in place to migrate all the data into Century System Database.

Logging data are currently entered manually from field logs. Palm top computers have been purchased for data to be captured and downloaded directly into the Century System Database.

Assay data are received from SGS-Mwanza and Genalysis-Perth in electronic format that are entered directly into the database.

All data are verified both against in-house and laboratory internationally recognised standards as described in section 12. All assay data is cross-referenced against sample numbers and field locations in order to make sure that the results make “geological sense”.

A technical meeting is held every month where Senior Project Geologists and Project Geologists present the technical data pertaining to their projects. At these technical meetings, progress of the past month is reviewed, geological models and exploration techniques discussed, and objectives for the following month set.

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Michael B. Skead, P.Geo., Vice President, Exploration of Banro and the “qualified person” (as such term is defined in NI 43-101) responsible for supervising the preparation of this report, has verified all data pertaining to the Lugushwa Project.

14.0	ADJACENT PROPERTIES

Banro's Kamituga Project lies 10 km from the northern boundary of the Lugushwa Project (Figure 4), and about 30 km northeast of Banro’s current area of activity at Lugushwa. Banro's Namoya Project lies 75 km southwest of Lugushwa.

15.0	MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical test-work has yet been carried out at Lugushwa.

16.0	MINERAL RESOURCE ESTIMATE

A mineral resource estimate for the Lugushwa Project was outlined by independent geological consultants Steffen, Robertson and Kirsten (UK) Ltd., ("SRK") in a technical report dated February 2005 entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of the Congo" (the "SRK Report"). A copy of the SRK Report can be obtained from SEDAR at www.sedar.com. This mineral resource estimate was carried out by SRK based on the historical data for the property. The following is extracted from the SRK Report.

16.1	Approach

An interpretation and reasonable extrapolation of the structure and geology at the various Lugushwa prospects has been made in order to lend support to mineralization models and to provide first pass estimates of mineral resources. The models have varying degrees of confidence attached to them particularly due to the absence of third party check sampling and assaying. In addition there has been considerable mining activity on these sites. However, SRK has seen mineralization and artisanal mining activity during the field visit and has collected samples which returned high gold grades.

Banro Corporation - Lugushwa Mining sarl

SRK consider that there is sufficient data to support the estimation of Inferred Mineral Resources as defined by the CIM Standards thus:

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Exploration information has been derived from the detailed trench and adit maps and logs. Where appropriate, individual drawings were assembled as mosaics and overlays in order to give the best overall impression of what structural and geological trends could be modelled with the information available.

In some cases, individual quartz veins have been modelled, notably at the Mapale prospect and included in the final resource figure. In other cases, zones have been outlined where there is a high incidence of veining and where the host rock carries good grade.

In general, the modelling has been completed on bench plans. Continuity of mineralization in vertical section has been demonstrated at the G20-21 Lugushwa and the D1 Simali deposits. In other areas, mineralization has been extrapolated beyond the levels on which mapping was undertaken.

Polygons have been created to represent veins, geological units and outlines around mineralized zones in the schist. These polygons sit on the topographic surface in the case of outcrop models, or on the respective level plans.

The trenches and adits have assays for both the host rock and for individual quartz veins where available. Each polygon has been assigned a grade by calculating two length-weighted average grades, one for the quartz veins and one for the host rock samples falling inside the polygon. These two average grades were combined in proportion to the total length of quartz vein assays and total length of host rock assays.

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This estimation method can be subject to errors from misrepresentative sample lines and from data clustering. Each polygon, which contributes to the estimated resources, has therefore been checked to ensure that these biasing effects are not excessive. The method gives a reasonable estimate of the overall polygon grade given SRK’s current understanding of the mineralization and the reliability of the data.

Once the polygon grades had been assigned, the vertical continuation of the mineralization was estimated. In most cases, the polygons were given a thickness based on half the distance between levels. Those polygons on the lowest exploration level and those outlining mineralization seen only at surface outcrop were extended down-dip based on information available for each individual deposit. The surface or level plan area of each polygon was then multiplied by the vertical thickness to calculate a volume. A specific gravity (SG) of 2.4 t/m3 was used in order to generate tonnage based on the specific gravity of the host schist unit, a figure derived from historic sources of similar rock types in the region.

16.2	Data Quality

All the information and assay data used by SRK comes from historical work undertaken during the last 60 years. It has been noted that the core recovery in the minimal drilling done was very poor, never achieving more than 20% total recovery. In principle, the adit sampling would have provided assay results that are more reliable, however no detailed adit sampling method statement has been seen and there appears to have been different sampling methods used in sampling the adits. More reliability will be able to be placed on the current information after verification sampling has been conducted.

The accuracy and precision of the assays has not been studied in any detail. No independent check analyses or repeat assays seem to have been undertaken during exploration sampling. The sample volumes and splitting procedures need to be reviewed and the laboratory results need to be checked and twinned where possible.

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Despite the above issues, the volume of data from trenches and adits has enabled the modelling of mineralized zones and estimation of grade to be undertaken with confidence appropriate for the estimation of Inferred Mineral Resources as defined by the CIM Standards.

16.3	Independent Samples

The resource estimation is based on assay results produced historically. SRK was able to collect a few grab samples from the site and had these independently assayed by OMAC laboratories in Ireland. The results of these samples are insufficient to enable comment on the accuracy and precision of historical methods, however, they do provide independent verification of gold mineralization; the results are given in Table 10.

Table 10: Independent Samples from Lugushwa (SRK review, 2005)

Deposit	Narrative	Rock Type	Au (ppm)
G7 Mapale G7 Mapale D9 Simali 18-19 Lugushwa 18-19 Lugushwa 20-21 Lugushwa 20-21 Lugushwa G7 Mapale G7 Mapale

Workings 350 m west of Mapale G7 Pit

Workings 350 m west of Mapale G7 Pit

East of Simali South of airstrip, not part of main deposits

Sample from artisanal adit

Sample from artisanal adit

Pit – 10 cm thick quartz veinlet

Pit – proximal host to vein

Adit close to Mapale G7 Pit, vein dips 40° to east

Adit close to Mapale G7 Pit, vein dips 40° to east

		Quartzite/sandstone Quartz Quartz+quartzite/ sandstone Quartz Schist Quartz Schist Quartz Schist	Trace 0.08 trace 0.64 2.42 7.40 3.48 0.05 0.02

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16.4	Results

16.4.1	D18-19 & G20-21 Lugushwa

The limited geological information made a detailed geological interpretation difficult. There are two drillholes on G20-21 which demonstrate the continuation of veins and mineralized schist at depth. The D18-19 Lugushwa deposit is currently thought to be an up-faulted continuation of the G20-21 deposit. The postulated fault runs through the valley between the hills.

In order to generate mineral resource numbers for these hills, SRK has outlined the areas covered by the trenches. The mineralization has been assumed to extend down dip in both hills for a distance of 100 m. This is demonstrated in part by the drilling and the continuation of outcrop down the northeast hillside at the G20-21 deposit. The consistent occurrence of mineralization over the tested areas adds confidence to the continuation of mineralization to this depth.

SRK’s estimate of the Inferred Mineral Resources which have been demonstrated at the D18-19 and G20-21 Lugushwa deposits is 18.3 Mt at an average grade of 3.1 g/t Au for 1.8 million oz (Moz). The strike extent of the mineralization has not been defined by the trenches and the dip extent is largely untested the mineralization is therefore considered to be open in all directions.

16.4.2	G7 Mapale

The Mapale hill has been reasonably well explored by trenches, excavations and adits. The geology has been modelled at surface and on the adit levels. Further extrapolation of the geology beyond the adits into the areas covered by surface pits was attempted but with less confidence. There are several occurrences of gold bearing quartz veins, vein swarms and more widespread ‘stockworks’ and pervasive mineralization.

Banro Corporation - Lugushwa Mining sarl

The amphibolite and schist units in the north carry reasonable grade with a calculated average grade of 1.5 g/t Au. The amphibolite, in particular, seems to host mineralized quartz vein swarms and stockworks. The major quartz veins which are well exposed are persistent although highly faulted on a small scale.

The veins and mineralized host rocks are interpreted to comprise an Inferred Mineral Resource of some 18 Mt at an average grade of 1.4 g/t Au for 0.8 Moz. Much of the gold appears to be contained in the schists. The mineralization extents are not fully defined and the potential for increasing gold resources in the amphibolite and schists exists.

16.4.3	D1 Simali ‘Filon de Luxe’

The mineralization at Simali is dominated by the ‘Filon de Luxe’ quartz vein which has been extensively mined. This quartz vein dips to the northeast at an angle of approximately 45° and outcrops at the top of the hill. There are also zones of intense veining and strongly mineralized schist within the defined area. Several faults have been modelled which slightly offset the mineralized zones.

The mineralized zone, which includes the ‘Filon de Luxe’ vein and other quartz veins, has been outlined on surface and on each level. Where the zone does not outcrop, it is open along strike. The mineralization has been extended 50 vertical metres beyond the lowest explored level, given that the zone is demonstrated to exist for approximately 100 m along strike.

SRK’s estimate of the Inferred Mineral Resources at D1 Simali deposit is some 700,000 t at an average grade of 4.0 g/t Au for 90,000 oz. The mineralization is open along strike and at depth. The grade appears to increase with depth making the dip extensions an attractive target.

16.5	Mineral Resource Summary

The work completed by SRK has resulted in a reasonable geological model and a fair understanding of the controls on primary mineralization at several of the Lugushwa deposits. These models are based purely on the study of available historic documentation of the Project. The Inferred Mineral Resource for the Lugushwa Project is given in Table 11.

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Table 11: Lugushwa Inferred Mineral Resource Summary

Deposit	Category	Tonnage (000s)	Au (g/t)	Contained Gold (000s)
D1 Simali	Inferred	700	4.0	90
D18-19 & G20-21 Lugushwa	Inferred	18,300	3.1	1,835
G7 Mapale	Inferred	18,000	1.4	810
Total		37,000	2.3	2,735

Further, SRK considers there to be good potential to define extensions to the models and to find more deposits in the Property.

17.0	OTHER RELEVANT DATA AND INFORMATION: DR CONGO

In 1483, the Portuguese discovered the Congo River and established a long term trading relationship with the Kongo Kingdom and by about 1750 Europeans had become heavily involved in the slave trade, procuring slaves from most parts of Africa, including the Congo. King Leopold II of Belgium claimed possession of the Congo in 1885, which was then named the Congo Free State.

Exploitation of the mineral resources of the Congo Free State commenced, and other industries such as rubber plantations and ivory trading were also established. In response to growing criticism of the treatment of the African population, the Belgian parliament annexed the colony in 1908 and renamed it the Belgian Congo.

In 1960, the Congo held its first elections and became an independent republic with Patrice Lumumba as Prime Minister, Joseph Kasavubu as president and Joseph-Desire Mobutu (later Mobutu Sese Seko) as Chief of Staff. The new republic was plagued by unrest, including army mutinies and a secessionist war with the Katanga Region, in which United Nations troops intervened on behalf of the national government. By the end of 1960, Mobutu had seized power. Lumumba was murdered in early 1961 whilst under arrest. In 1965, Mobutu named himself president.

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In 1971, the country’s name changed to Zaire. Foreign-owned business and industries were expropriated and nationalized, including the large copper-belt mines on the copper-belt in the Katanga (now Shaba) Region. Economic chaos resulted, and attempted invasions of the Shaba Region from Angola and Zambia were carried out by Zairian insurgents. Troops from France and Belgium were required to defeat the insurgents.

Following the end of the Cold War, Mobutu came under increasing pressure from Western countries to institute democratic and economic reforms and to cease human rights abuses. By this time, the national economy was in ruins and unpaid troops mutinied in 1990, resulting in widespread violence and looting, again requiring French and Belgian troops to restore order.

In 1996, the genocide in neighbouring Rwanda caused tension and armed conflict between Hutus and Tutsis in eastern Zaire. The alliance of the Zairian army with Hutu militias resulted in open conflict by Tutsi militia in rebellion against Mobutu. Rwanda and Uganda supported the Tutsi uprising and a coalition known as the Alliance des Forces Démocratiques pour la Liberation du Congo-Zaire (AFDL) under Laurent-Desire Kabila was formed. The AFDL had early military success, resulting in peace talks between Mobutu and Kabila. Mobutu was forced to leave the country in 1997 and Kabila took over the government, named himself president and renamed the country the Democratic Republic of the Congo.

Banro has been involved in the four gold Projects in the Kivu and Maniema provinces of the DRC since 1996. The political unrest in 1997 led to the expropriation of Banro’s DRC Projects in 1998 and prohibited advancing the exploration work at these properties between 1998 and 2002.

By 1998, however, Kabila had lost the confidence of one of his main allies, the movement pour la libértion du Congo (MLC), who attacked from the east, again supported by Uganda and Rwanda. Meanwhile, Zimbabwe, Namibia and Angola sent troops to the DRC to support Kabila. A ceasefire was signed in 1999 between the six countries involved in the conflict, however the rebellion continued until 2001 when Kabila was assassinated. Joseph Kabila succeeded his father as president and immediately set about negotiating a multilateral peace deal. As a result of his efforts and the intervention of South Africa, the Pretoria peace accord was signed in 2002.

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The improving political, social and economic climate as a result of the current democratic dispensation is fostering peace in most parts of the DRC. The international community in establishing the democratic platform achieved significant milestones. These include the following:

•	December 2002: Peace accord signed between the government and rebel groups.
•	April 2003: Joseph Kabila is sworn in as interim head of state to preside over a transitional government for a two year period leading to democratic elections in June 2005.
•	June 2003: New Mining Code implemented with the support of the World Bank and other interested groups.
•	July 2003: DRC’s total external debt reduced by 80% to US$2 billion.
•	December 2003: Paris Club pledge US$3.9 billion for the period 2004-2006.
•	February 2004: Setting up of a unified army integrating former political and other militia groups.
•	April 2004: Appointment of new governors by the transitional government.
•	February to November 2004: World Bank, USAID, and IMF increase aid package to support economic and social recovery.
•	November 2004: United Nations (MONUC) increases personnel to 16,700.
•	April 2005: FDLR agreed to demobilize in eastern DRC.
•	May 2005: Adoption by parliament of the new constitution.
•	June 2005: Beginning of electoral process and registration of voters.
•	February 2006: New constitution adopted and signed.
•	Presidential and parliamentary elections were successfully held on July 30, 2006.
•	Presidential run-off and provincial elections successfully were held on October 29, 2006.
•	December 6, 2006: Joseph Kabila sworn in as the new president with a five-year mandate.
•	February 5, 2007: Appointment of new Ministers and Governors completed.

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Taking into account the improving political situation, Banro is embarking on an exploration programme in 2007 budgeted at approximately US$30 million with respect to its Twangiza, Lugushwa, Namoya and Kamituga Projects in the DRC.

Mining activities undertaken by Gecamines (the Copperbelt) and OKIMO (gold mining operations) have suffered from a lack of capital investment, particularly after the security situation deteriorated in 1990, such that the current total metal production capacity utilization is estimated as less than 10% of previous levels. It is estimated that Gecamines produced approximately 500Ktpa of copper during the mid 1980’s. Copper production in 1996 was approximately 30Kt, and this level of production has probably been maintained or exceeded slightly in recent years.

Gecamines and OKIMO have been actively attempting to improve rapidly declining copper, cobalt and gold production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms.

International mining companies that have acquired mining interests in the copper belt include Phelps Dodge (Tenke Fungurume), First Quantum (Lonshi, Likasi tailings), Anvil Mining (Dikulushi), the Forrest Group (Kolwezi area), International Panorama Resources (Kambove and Kakanda tailings) and American Mineral Fields (Kolwezi tailings).

Anglogold Ashanti, Goldfields and Moto Goldmines are other foreign companies actively undertaking exploration for gold in the DRC.

18.0	INTERPRETATIONS AND CONCLUSIONS

Lugushwa is one of four Projects held by Banro within the Kibaran Metallogenic Province (KMP). The gold mineralization is interpreted to be related to the same suite of intrusions responsible for the widespread Sn and W mineralization in the KMP. This class of gold deposit has been recognised in many parts of the world, and is known to have the potential for hosting world-class resources.

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The mineralization at Lugushwa is hosted by weakly metamorphosed (sub-greenshcist facies) Kibaran sediments, mainly metapelites, metasiltstones and quartzites. The mineralization occurs in two main styles:

(1)	Quartz vein zones, usually with two or more orientations of auriferous, cross-cutting vein sets, and with disseminated, sulphide-associated gold mineralization in the host rock.
(2)	Discrete auriferous veins, with little or no wall rock mineralization.

Type 1 is most likely to produce resources capable of being economically exploited by open-pitting, and is Banro’s main exploration focus. However, discrete veins which display sufficient continuity and grade, will also be assessed as possible underground mining targets.

The mineralization controls are interpreted to be:

•	Lithological, with less competent and more chemically reactive metapelite units interbedded with quartzites and siltstones,
•	Folding, which has (a) caused more abundant and complex fracturing and bedding-parallel dilation in the axial zones of the folds, and (b) focussed fluids in the low pressure zones in the fold closures
•	Shearing, which may have acted as channel-ways for the mineralising fluids.

The presence of relatively competent and chemically unreactive quartzites probably restricted the rise of the hydrothermal fluids. “Ponding” of the fluids in the closure below the quartzite would have enhanced fluid-metapelite reaction and disseminated sulphide mineralization, and the formation of veins in fractures and other planes of weakness.

Based solely on historical data pertaining to several known deposits, SRK, in the 2005 SRK Report, estimated an Inferred Mineral Resource for Lugushwa (using a 1.0 g/t Au cut-off grade) of 37 million tonnes at an average grade of 2.3 g/t Au for 2.735 million ounces of gold. During 2005, Banro’s mapping, geochemical and trenching programmes were successful in defining potential extensions to these mineralised occurrences, as well as locating new mineralised zones.

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Drilling at Lugushwa commenced in January 2006 with the objectives of

•	Elevating the Inferred Resources to the Indicated category;
•	Testing for extensions to the known mineralization; and
•	Locating and assessing new mineralized zones.

However, the early drilling indicated that the mineralization did not have a simple geometry, and that the controls on the mineralization were more complex than anticipated. This resulted in a change of drilling focus, with drill holes planned to maximise lithological and structural information. The mineralization controls are now better understood, and it is expected that drilling for resource estimation will commence in 2007.

The current programme is being conducted within a 40 km2 area, representing about 6% of the Lugushwa Project, and it is concluded that the property has good potential for the discovery of additional mineralization. Historical exploration (alluvial sampling) delineated streams outside the current area of activity with highly anomalous gold contents. In addition, artisanal activity, not yet investigated by Banro, is also known to occur within the Project.

The field exploration work undertaken from January 2005 to date is compliant with NI 43-101. The mineral resource estimate for Lugushwa conforms to the reporting standards of NI 43-101.

19.0	RECOMMENDATIONS

It is recommended that the exploration programme at Lugushwa during 2007 should focus on the following:

•	Further diamond drilling to upgrade Inferred Resources to the Indicated category.
•	Initiation of a scoping study to provide preliminary indications of the economic viability of the deposits.
•	Completion of sufficient drilling to enable the estimation of Inferred Resources in the new zones of mineralization, recently identified through soil geochemistry, trenching and preliminary drilling.

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•	Continuation of regional exploration elsewhere on the Lugushwa Project, through the use of remote sensing, stream sediment sampling and soil geochemistry.
•

Acquisition of airborne geophysical data (magnetics and radiometrics) for the whole of the Lugushwa Project. Airborne electromagnetics may also prove to be a valuable exploration tool, and an orientation survey over the area of known mineralization is planned for the first half of 2007.

•	A preliminary assessment of the potential for alluvial gold on the Lugushwa Project, in the light of the abundant artisanal activity and historical sampling data.

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20.0       BUDGET

The budget for the Lugushwa Project for 2007 is US$5,221,227 (Table 12). A total of US$1,500,000 has been assigned to drilling which accounts for approximately 29% of the total budget.

The actual expenditures incurred at Lugushwa during 2007 will be dependent on the exploration results achieved during 2007.

Table 12: Lugushwa Project Budget – 2007

LUGUSHWA BUDGET - 2007	US$

CAPITAL EXPENDITURES

Field Camps	22,000

TOTAL CAPITAL EXPENDITURES	22,000

OPERATING EXPENDITURES

Field Camps/Houses	134,400
Geophysics	172,700
Remote Sensing	53,900
Surveying	2,400
Geochemistry	427,800
Geology	264,000
Drilling	1,500,000
Feasibility Studies	240,000
Professional Fees	1,200
Business Promotion	63,000
Travel & Subsistence	879,600
Office Expenses	5,400
Communication	15,600
Local Salaries	131,650
Expatriate Salaries	154,404
Recruitment & Training	13,000
Vehicles	38,400
Security	310,800

TOTAL OPERATING EXPENDITURES	4,408,254

BUKAVU/KINSHASA ADMIN. SUPPORT	790,973

TOTAL BUDGET	5,221,227

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21.0	REFERENCES

Baker, T., 2005. Recent Developments in Intrusion-Related Gold Research and Implications for Exploration. Geological Survey of Northern Ireland, Annual Winter Conference, 4th-6th January 2005.

CME & Company. May 1998. Report on Data Compilation, Namoya Property, D. R. Congo. Prepared for Banro Resource Corporation.

CME & Company. 1997. Technical Evaluation of the Operations and Holdings of Sakima S.A.R.L., Zaire, Central Africa. Prepared for Banro Resource Corporation.

Kazmitcheff, A. 1959. Geological Notes on the Gold Deposit of Namoya. Internal company report for Sominki.

Pohl, W. 1994. Metallogeny of the northeastern Kibara belt, Central Africa – Recent perspectives. Ore Geology Reviews, 9, pp105-130. Elsevier.

SRK, 1999. Lugushwa Mineral Property, South Kivu Province, Democratic Republic of Congo: Report on Data Compilation and Geological Interpretation of the Historical Data. Prepared for Banro Corporation.

SRK. Feb. 2005. NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo. Prepared for Banro Corporation.

Thompson, J.F.H., Sillitoe, R.H., Baker, T., Lang J.R. and Mortensen, J.K. 1999. Intrusion-related gold deposits associated with tin-tungsten provinces. Mineralium Deposita, 34, pp323-334.

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22.0	ACKNOWLEDGEMENTS

This report is the combined work of the Lugushwa Mining SARL project team as listed below:

Michael B. Skead	Vice President, Exploration (MAusIMM)
Daniel K. Bansah	Mineral Resource Manager (MAusIMM)
Howard Fall	Chief Geologist (MAusIMM)
Peter Kersi	Senior Resource Geologist (MAusIMM)
Gerald Chuwa	Senior Project Geologist
Charles Mguto	Project Geologist

10 Congolese Geologists

Michael Trenor	Senior Surveyor

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23.0	DATE AND SIGNATURE PAGE

The "qualified person" (as such term is defined in NI 43-101) responsible for supervising the preparation of this report is Michael B. Skead, P. Geo., who is the Vice President, Exploration of Banro. The effective date of this report is March 30, 2007.

Signed the 30th day of March, 2007.

(signed) "Michael B. Skead"

Michael B. Skead, P. Geo.

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24.0	CERTIFICATE OF QUALIFIED PERSON

I, Michael B. Skead, P. Geo., do hereby certify that:

1.	I am the Vice President, Exploration of Banro Corporation ("Banro"). I reside at 20 Roslyn Road, Rondebosch, Cape Town, Republic of South Africa.

2.

I am a graduate of University of Cape Town, Republic of South Africa with a B.Sc Honours degree in Geology (1987). I also have an MSc Degree form the Rhodes University, Republic of South Africa, in Mineral Exploration (1994). I have practiced my profession since 1988.

3.

I am a member in good standing of the Australasian Institute of Mining and Metallurgy (Membership Number 2024032), and a member in good standing of the South African Council for Natural Scientific Professions (Membership Number 400311/05).

4.	I have experience with precious metal deposits. This includes the following:
•	Exploration for platinum group elements in the Bushveld Complex, Republic of South Africa.
•	Exploration for gold in Nevada and California – USA, Mexico, Irian Jaya – Indonesia, Barberton – Republic of South Africa and Tanzania.
•

Was instrumental in the discoveries of the Kukuluma and Matandani gold deposits in the Geita District – Tanzania, that ultimately lead to the Geita District becoming the largest gold producing district in East Africa.

5.

I am a "qualified person" for the purposes of National Instrument 43-101 (“NI 43-101”). I am responsible for supervising the preparation of each of the items of the technical report dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo" (the "Report").

6.	I have worked on Banro's Lugushwa Project as an employee of Banro since January 2005 to the date of this certificate and I have reviewed geological, mineralogical and

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metallurgical reports in Banro's library. I have personally visited the property on several occasions with the last visit on January 26, 2007.

7.	I am not independent of Banro as described in section 1.4 of NI 43-101 by virtue of being Vice President, Exploration of Banro.

8.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

DATED the 30th day of March, 2007.

(signed) "Michael B. Skead"

Michael B. Skead, P. Geo.

Vice President, Exploration of Banro Corporation

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N
MEDITERRANEAN SEA
RED SEA
MOROCCO
ALGERIA
TUNISIA
LIBYA
EGYPT
TROPIC OF CANCER
MAURITANIA
MALI
NIGER
CHAD
SUDAN
ERITREA
DJIBOUTI
ETHIOPIA
SOMALIA
SENEGAL
GAMBIA
GUINEA BISSAU
GUINEA
SIERRA LEONE
LIBERIA
IVORY COAST
GHANA
TOGO
BENIN
BURKINA FASO
NIGERIA
CAMEROON
CENTRAL AFRICAN REPUBLIC
EQUATOR
EQUATORIAL GUINEA
GABON
CONGO
UGANDA
KENYA
RWANDA
BURUNDI
TANZANIA
Goma
Bukavu
Kalima
Kamituga
Kinshasa
Matadi
LUGUSHWA
ATLANTIC OCEAN
INDIAN OCEAN
DEMOCRATIC REPUBLIC OF CONGO
ANGOLA
ZAMBIA
MALAWI
MOZAMBIQUE
ZIMBABWE
TROPIC OF CAPRICORN
NAMIBIA
BOTSWANA
SWAZILAND
LESOTHO
SOUTH AFRICA

0 500 1000 1500
Kilometres

BANRO CORPORATION

AFRICA
LOCALITY PLAN

LUGUSHWA PROJECT | **MARCH 2007**

Figure 1

Banro Corporation - Lugushwa Mining sarl

CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
CONGO
GABON
UGANDA
TANZANIA
ANGOLA
ZAMBIA
ATLANTIC
OCEAN
N
Bangui
Gemena
Bondo
Mungbere
Lisala
Bumba
Wamba
Tele
Bunia
Congo River
Bafwasende
Kisangani
Beni
Kasese
Lubero
Mbandaka
Lake Tumba
Goma
Kigali
Lake Kivu
Bukavu
Lake Mai-Ndombe
Kindu
Kalole
Twangiza
Kamituga
Lugushwa
Namoya
Bujumbura
Bandundu
Kasai River
Lodja
Brazzaville
Kinshasa
Idiofa
Kikwit
Lubefu
Lubao
Uvira
Matadi
Kananga
Kabinda
Kabalo
Kalemie
Quimbele
Tshikapa
Lake Tanganyika
Lucapa
Kamina
Lake Mweru
Kolwezi
Likasi
Lubumbashi
Lake Bangweulu
15
20
25
30
5
0
-5
-10

0 250 500
Kilometres

BANRO CORPORATION

LOCATION WITHIN THE DEMOCRATIC REPUBLIC OF CONGO

BANRO PROJECTS	MARCH 2007

Figure 2

Banro Corporation - Lugushwa Mining sarl

N
UGANDA CRATON
Ruwenzori Fold Belt
Lake Edward
Lake Victoria
Lake Kivu
Banro properties
TANZANIA CRATON
CONGO CRATON
Kibara 1300-900Ma
Ubendian
Mombasa
Dar es Salaam
Mozambique Belt 1200 - 850Ma
KASAI SHIELD
BANGWEULU BLOCK
Lufilian Arc
Lake Malawi
Irumides ~1100Ma
Lurio Belt
INDIAN OCEAN
Lake Kariba
Zambezi Belt
ZIMBABWE CRATON
0
500
Kilometres
Beira

LEGEND

- PAN-AFRICAN — Folded
- MOZAMBIQUIAN
- KIBARAN — Platform
- KIBARAN — Geosynclinal
- CRATONS>1800Ma

BANRO CORPORATION

STRUCTURAL SETTING OF THE KIBARA BELT IN CENTRAL AFRICA

BANRO PROJECTS	MARCH 2007

Figure 3

Banro Corporation - Lugushwa Mining sarl

N
28°00'E
28°30'E
Kingulube
Shabunda
PE 68
PE 40
PE 44
PE 41
PE 43
PE 42
TWANGIZA PERMITS
PE 39
PE 36
Kamituga
Mwenga
PE 37
KAMITUGA PERMITS
3°00'S
3°00'S
PE 2601
PE 238
PE 38
LUGUSHWA PERMITS
Itula
Nzingu
3°30'S
3°30'S
Kalole
PE 18
NAMOYA PERMITS
4°00'S
27°30'E
28°00'E
28°30'E

0 50
Kilometres

BANRO CORPORATION

EXPLOITATION PERMIT LOCATIONS

BANRO PROJECTS | **MARCH 2007**

Figure 4

Banro Corporation - Lugushwa Mining sarl

N
Lugushwa River
Lusunga River
Kabuzu River
Sabwa River
Elila River
BANRO CAMP
KOLO
MAPALE
KIMBANGU
SIMALI
D18-19
CARRIERE A
G20-21
MPONGO
TO KAMITUGA
ITULA
0
10
Kilometres

LEGEND

- Rivers
- Main Roads
- Property Boundary
- Soil Grid Outline
- Deposit Location and Name

BANRO CORPORATION

PLAN OF LUGUSHWA PROPERTY

LUGUSHWA PROJECT	MARCH 2007

Figure 5

Banro Corporation - Lugushwa Mining sarl

Banro Corporation - Lugushwa Mining sarl

LUGUSHWA
TOWN

LEGEND

- Faults
- Outlines
- Unknown Outlines
- Fold Axes
- Property Boundary
- Lineaments
- Targets
- Structural Trends
- Granites

BANRO CORPORATION

LANDSAT IMAGE LUGUSHWA PROPERTY (SRK, 2005)

LUGUSHWA PROJECT	MARCH 2007

Figure 7

Banro Corporation - Lugushwa Mining sarl

N
Lugushwa River
TB1
S2
T1
TB2
T1(OLD & NEW)
S1
T8
T2
T6
T10
T7
T12
T13
T6B1S
T3
T11
T4
T5
T9
G21 Lugushwa Tributary
0
50m

LEGNED

Adit	Quartz Veins
Trench	Amphibolite
Drillhole	Red Schist
River	Mineralized Schist
Contour	Quartzite

BANRO CORPORATION

INTERPRETED GEOLOGY
G20 - 21 LUGUSHWA DEPOSIT
LUGUSHWA PROPERTY
(SRK, 2005)

LUGUSHWA PROJECT | MARCH 2007

Figure 8

Banro Corporation - Lugushwa Mining sarl

T1W
g1D18 Lugushwa Tributary
T1
T2W
T1E
T121
T2E
T3E
T123
T122
T1A
T116A
T120
T116
T118
T70
Lugushwa River
0
50m
T-LONG

LEGNED

Adit	Quartz Veins
Trench	Amphibolite
Drillhole	Red Schist
River	Mineralized Schist
Contour	Quartzite

BANRO CORPORATION

INTERPRETED GEOLOGY
G18-19 LUGUSHWA DEPOSIT
LUGUSHWA PROPERTY
(SRK, 2005)

LUGUSHWA PROJECT | **MARCH 2007**

Figure 9

Banro Corporation - Lugushwa Mining sarl

Mapale River
T2
G9 Mapale Tributary
RIERZN
R93
TB1
TIE
R65
R4N
T1W
T4
RIN
R2S
CHIS
RIS
R3S
CH2W1S
CH2W
CH2WS
R7S
RISR7S
R5S
R4S
R85
T3
R2E
RIE
TB2
G7 Mapale Tributary
d4 G7 Mapale Tributary
d5 G7 Mapale Tributary
0
50m

LEGNED

Adit	Quartz Veins
Trench	Amphibolite
Drillhole	Red Schist
River	Mineralized Schist
Contour	Quartzite

BANRO CORPORATION

INTERPRETED GEOLOGY
G7 MAPALE DEPOSIT
LUGUSHWA PROPERTY
(SRK, 2005)

LUGUSHWA PROJECT | **MARCH 2007**

Figure 10

Banro Corporation - Lugushwa Mining sarl

N
Lugushwa
River
TRF
TRA
TB3
TB4
TB5
TRD
TB4W
TB4E
TB2
TRC
TB1
TRBN
TBIW
TB6
TB6W
TBIE
TRB
T1R2W
T4
T1R2E
T3
T1E
T5
T1W
TB7
T1
T2
0
60m
LEGNED
Adit
Trench
Drillhole
River
Contour
Quartz Veins
Amphibolite
Red Schist
Mineralized Schist
Quartzite

BANRO CORPORATION

INTERPRETED GEOLOGY
D1 SIMALI DEPOSIT
LUGUSHWA PROPERTY
(SRK, 2005)

LUGUSHWA PROJECT	MARCH 2007

Figure 11

Banro Corporation - Lugushwa Mining sarl

N
Y
Plunge 30°/019°
A
B
D18 Artisanal Workings
Intensity of mineralization Decreases to SSW
Lugushwa river
G20 Workings
Bedding 006°/74°
Bedding 327°/47°
C
D
X
0
100
Metres
Legend
Quartzite
Metapelites, Metasiltstone, Graphitic Metapelite and Diorite Sills
Gold mineralization
A - B Section lines (Figures 14 & 15)
Diamond drill hole

BANRO CORPORATION

LUGUSHWA PROJECT | **MARCH 2007**

Figure 12

Banro Corporation - Lugushwa Mining sarl

A (West)
B(East)
Quartzite forms more competent, less chemically-reactive cap to mineralization
Mineralization most intense in fold closure,below quartzite
Hydrothermal fluids migrate along bedding planes, axial planar structures etc. towards low pressure zone at fold closure.
C (West)
D(East)
0
50
100
Metres
Sub-vertical structures:
Possible feeders for hydrothermal fluids, with migration of fluids to fold closure along bedding planes and axial planar structures.

Legend

- Quartzite
- Diorite
- Graphitic Metapelite
- Metasiltstone
- Metapelite
- Gold mineralization
- Diamond drill hole with Au value distribution

BANRO CORPORATION

LUGUSHWA PROJECT	MARCH 2007

Figure 13

Banro Corporation - Lugushwa Mining sarl

623600
623800
624000
624200
X (SSW)
Y (NNE)
G20 Deposit
D18 Deposit
Eroded mineralization
contributing to alluvial
deposits in Lugushwa River
32.06m@2.09g/t
LDD 002
LDD 001
LDD 015
LDD 020
LDD 054
LDD 013
900
57.0m@1.49g/t
29.95m@1.64g/t
103.95m@1.37g/t
41.89m@1.84g/ t
17.40m@1.69g/ t
14.40m@3.18g/t
43.85m@1.65g/t
700
5.35m@1.43g/ t
50.02m@1.41g/t
LEGEND
Mineralization intercept
Base of complete oxidation
Top of fresh rock
Mineralized shoots plunging
towards the northeast
600
0
100
Metres
623800
624000
BANRO CORPORATION
LUGUSHWA PROJECT
SCHEMATIC LONGITUDINAL SECTION THROUGH THE
D18 AND G 20 DEPOSITS.
MARCH 2007
Figure 14

Banro Corporation - Lugushwa Mining sarl

N
Plan
"Mixed package"
Relatively homogeneous Metapelite
"Mixed package"
Trench
Drill hole
A
25°
B
0
100
Metres
Long section
Trenched mineralization
A
B
Drill hole intersection below plunging mineralization

Legend

- Diorite
- Graphitic Metapelite
- Metasiltstone
- Metapelite
- Gold mineralization
- Axis of plunging anticline

BANRO CORPORATION

SCHEMATIC REPRESENTATION OF MINERALIZATION OF THE CARRIERE A DEPOSIT, LUGUSHWA PROPERTY

LUGUSHWA PROJECT	MARCH 2007

Figure 15

Banro Corporation - Lugushwa Mining sarl

592500
597500
602500
N
9630000
Kolo
Mapale
D18- D19
9625000
9625000
Simali
Kimbangu
G20-21
Carriere A
Mpongo
9620000
9620000
0
2.5
Kilometres
LEGEND
Soil grid
Artisanal site
Drill Holes
>250 ppb Au in soil
> 100 ppb Au in soil
BANRO CORPORATION
SUMMARY OF SOIL GEOCHEMICAL COVERAGE AND OCCURRENCE OF GOLD ANOMALIES, LUGUSHWA PROPERTY
LUGUSHWA PROJECT
MARCH 2007
Figure 16

Banro Corporation - Lugushwa Mining sarl

594000 mE
596000 mE
9626000 mN
9624000 mN
9622000 mN
N
Mapale
Kimbangu
Simali
D18- D19
G20-21
Carriere A
Mpongo
0
500
1000
Metres
LEGEND
Artisanal site
Diamond Drill holes
>250 ppb Au in soil
> 100 ppb Au in soil

BANRO CORPORATION

LUGUSHWA PROJECT	MARCH 2007

Figure 17

Banro Corporation - Lugushwa Mining sarl

Figure 18: Inter-Laboratory Checks – (Au<1.0 g/t) July 2006

Figure 19: Inter-Laboratory Checks – (Au>1.0 g/t) July 2006

Banro Corporation - Lugushwa Mining sarl

Figure 20: Inter-Laboratory Checks – (Au<1.0 g/t) Nov. 2006

Figure 21: Inter-Laboratory Checks – (Au>1.0 g/t) Nov. 2006

Banro Corporation - Lugushwa Mining sarl

Figure 22: Comparison of Coarse Duplicate Assays

Figure 23: Performance Chart of Control Blanks

Banro Corporation - Lugushwa Mining sarl

APPENDIX I

CONTROL CHARTS FOR STANDARD SAMPLES

Banro Corporation - Lugushwa Mining sarl

Banro Corporation - Lugushwa Mining sarl

Banro Corporation - Lugushwa Mining sarl

Banro Corporation - Lugushwa Mining sarl

Banro Corporation - Lugushwa Mining sarl

Banro Corporation - Lugushwa Mining sarl

Banro Corporation - Lugushwa Mining sarl

Banro Corporation - Lugushwa Mining sarl

Banro Corporation - Lugushwa Mining sarl

Banro Corporation - Lugushwa Mining sarl

Banro Corporation - Lugushwa Mining sarl

Banro Corporation - Lugushwa Mining sarl

Banro Corporation - Lugushwa Mining sarl